May 6, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 0303

Washington, D.C. 20549-0303

Attn:    Gregory Dundas

Re:	The Money Tree Inc.
Amendment No. 1 to Registration Statement on Form S-1 filed May 6, 2005
File No. 333-122531
Amendment No. 1 to Registration Statement on Form S-1 filed May 6, 2005
File No. 333-122533

Dear Mr. Dundas:

We are in receipt of your comment letter dated March 2, 2005 to The Money Tree Inc. We have addressed your comment letter by reproducing each comment below and providing our response immediately following. Simultaneously with the delivery of this letter, we have filed the above referenced amendments to the Registration Statement with changes responsive to your comments.

General

1.	Comment: Please incorporate all corresponding changes requested below into the Form S-1, file number 333-122533.

Response: We have incorporated all applicable corresponding changes requested below into the Form S-1, file number 333-122533.

2.	Comment: Please revise to avoid the use of parenthetical definitions. Such terms as “debenture” should be clear to the reader without the need for legalistic definitions. Where there is a risk of misunderstanding, the term should be clarified in context.

Response: We have generally revised the registration statements to avoid the use of parenthetical definitions.

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United States Securities and Exchange Commission

3.	Comment: Supplementally please tell us which executive officers will be selling the debentures and which will be selling the notes. Please confirm that none of these individuals participated in the sale of the securities of Money Tree of Georgia, and supplementally identify the individuals who sold those securities.

Response: We will sell the securities in each offering through one designated selling executive officer. We currently anticipate that Hope McDonald, Assistant Vice President – Customer Service, will be the designated selling executive officer for the Debentures and Jennifer Ard, Vice President – Individual Retirement Accounts, will be the designated selling executive officer for the Demand Notes. If either of them becomes unavailable, another executive officer will be appointed. Each of these designated selling executive officers will meet the requirements of Rule 3a4-1(a)(1), (2), (3) and (4)(ii) of the Securities Exchange Act of 1934, in that:

1.	Neither individual is currently, nor will either of them be at the time of her participation in the offering, subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act;

2.	Neither individual will be compensated in connection with her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

3.	Neither individual will be, at the time of her participation, an associated person of a broker/dealer; and

4.	Both individuals (A) primarily perform substantial duties for or on behalf of the Issuer otherwise than in connection with transactions in securities; (B) are not, and have not been, a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve (12) months; and (C) neither individual has participated in selling an offering of securities for any Issuer more than once every twelve (12) months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii) of Rule 3a4-1.

Please be advised that the primary method of selling the Debentures and Demand Notes will be the placement of advertisements in local newspapers and the purchase of roadway sign advertisements in the States in which we have properly registered the offerings. From those advertisements, potential investors either call our executive office or stop by a local branch office to receive a copy of the prospectus. We also intend to have certain information relating to the offerings available on our website. Please see our response to comment #56. While our executive officers don’t blindly solicit any potential investors, the two individuals identified above only will contact persons who fill out an investment prospect form at one of our branch office locations providing their name, address, telephone number and type of security they are interested in learning more about. Occasionally, these individuals may also call current investors to solicit further securities sales.

Branch managers at our branch office locations may not solicit potential investors or answer questions relating to the offerings. They may assist investors who have questions

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United States Securities and Exchange Commission

about completing the investment application. However, upon receiving any substantive questions relating to investments, branch managers instruct the potential investor to call the executive office. In order to assist us with answering substantive questions relating to the offerings, the following executive officers (the “Investment Officers”) will be authorized to answer telephone inquiries from potential investors relating to either offering:

•	Dellhia “Cissie” Franklin, Vice President – Customer Service

•	Marvin Hall, Vice President – Investments

•	Clayton Penhallegon, Second Vice President – Investments

•	Vance R. Martin, President

•	Karen Harrell, Assistant Corporate Secretary

•	Jennifer Ard, Vice President – Individual Retirement Accounts

•	Hope McDonald, Assistant Vice President – Customer Service

The Investment Officers will answer questions from potential investors who call our designated toll-free telephone number (877-468-7878), our designated Georgia telephone number (229-248-0990) or are transferred from our main telephone number. Their responses to potential investors will be limited to calling attention to the information in the prospectus. Under no circumstances will the Investment Officers be authorized to give investment advice, recommend that a potential investor buy Debentures or Demand Notes, or otherwise make any statement not derived from the prospectus.

The Investment Officers will be educated as to the content of the prospectus. If any question is posed that would require information outside of the prospectus, the Investment Officers will advise the potential investor that an authorized selling executive officer will contact him or her. Then, the Investment Officer will advise the designated selling executive officer for that offering about the inquiry. Responses to potential investors who have not previously received the prospectus will be limited to requesting name, address, and other identification information to facilitate sending out the prospectus and informing them that we will send them a prospectus. Prospectuses also may be requested through the company’s website or by email, and our responses to these requests will be similarly limited. Prior to the commencement of the offerings, we will provide training and written instructions to all employees to ensure their understanding of the limitations relating to the offerings. None of our employees will receive any compensation based in any way on whether a potential investor purchases our securities.

In summary, the Investment Officers’ activities will be strictly clerical and ministerial, or will otherwise be strictly limited to those activities permitted under Exchange Act Rule 3a4-1(a)(4)(iii). Their role in these transactions will be to facilitate the prompt and complete distribution of the offering materials to potential investors and to provide a vehicle for responding to their unsolicited inquiries from the information provided in those offering materials.

The previous offering of securities of The Money Tree of Georgia was distributed in essentially the same manner as the proposed offerings will be distributed. The executive officers who engaged in selling activities relating to those offerings, which were intrastate

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United States Securities and Exchange Commission

offerings of securities pursuant to Section 3(a)(11) of the Securities Act of 1933 such that those persons effecting such sales were exempted from broker-dealer registrations under Section 15(a) of the Exchange Act, were Dellhia “Cissie” Franklin, Marvin Hall and Clayton Penhallegon. Other executive officers’ responsibilities with respect to the prior offerings have been limited to responding to inquiries relating to the prospectus similar to those described above. They did not engage in the solicitation of prospective investors. Specifically, the designated selling executive officers for the proposed offerings identified above did not engage in any selling activities relating to the prior offerings, except for Jennifer Ard’s participation in one or more of the activities allowed pursuant to Exchange Act Rule 3a4-1(a)(4)(iii).

4.	Comment: Since the renewed Debentures will be a new security, you can only sell them (i.e., permit the extension) if you have an effective registration statement to cover the new debentures. Also, you would have to provide a new prospectus to investors a reasonable time (20 days or more) before the maturity date to allow for the second investment decision. Please revise to describe these requirements.

Response: We hereby acknowledge the Staff’s position that the renewal of Debentures will constitute a new security and that we can only sell them if we have an effective registration statement at the time of renewal of the Debentures. We intend to keep this registration statement open by filing post-effective amendments to the registration statement until such time as the last Debenture purchased under this registration statement is either redeemed or renewed at the end of the initial four-year period. We also hereby acknowledge the Staff’s requirement that we must provide a new prospectus to investors a reasonable time (20 days or more) before the maturity date to allow the investor to make the second investment decision to redeem or renew. Please see pages 6 and 56 of the Debentures prospectus.

5.	Comment: Please file the first supplement in the registration statement before effectiveness.

Response: We hereby confirm that we will file the first supplement containing the initial rates to be offered for the Debentures and Demand Notes before effectiveness of the registration statements.

6.	Comment: Please include updated interim financial statements as required by Rule 3-12 of Regulation S-X.

Response: We have included the required interim financial statements pursuant to Rule 3-12 of Regulation S-X. Please see pages F-33 to F-44.

7.	Comment: Please update your management’s discussion and analysis as a result of the inclusion of these interim financial statements. Refer to Item 303(b) of Regulation S-K.

Response: We have updated our management’s discussion and analysis to include information required by Item 303(b) of Regulation S-K.

May 6, 2005

United States Securities and Exchange Commission

Prospectus Cover Page

8.	Comment: Please disclose the current amount of debt that ranks equal with or senior to the debentures, including debentures and demand notes issued by The Money Tree of Georgia, and that the company expects to incur additional debt in the future. Also include this disclosure in the Summary under the Subtitle “The Offering.”

Response: Please see the risk factor entitled “Payment of interest and principal on the Debentures is effectively subordinate to the payment of the secured and unsecured creditors of our subsidiaries, including holders of debentures and demand notes issued by The Money Tree of Georgia Inc.” While it is not entirely clear whether a bankruptcy court would find the debentures and demand notes issued by The Money Tree of Georgia Inc. to be equal or senior to the Debentures and Demand Notes offered pursuant to the registration statements, we believe it would be an accurate statement that the debentures and demand notes issued by the subsidiary rank “equal with or senior to” the Debentures and Demand Notes offered hereby. Please see the revised disclosures contained on the cover page and in the new Q&A section.

9.	Comment: Please revise to clarify that all the Debentures mature after four years, whatever the interest adjustment period chosen.

Response: We have revised the registration statement accordingly.

10.	Comment: Please clarify that if the investor does not provide notice in the 15-day window, the investor will be required to maintain the investment for another four-year period, and that the interest rate may be less than the original investment. Highlight this disclosure.

Response: Please note that if the investor does not notify us in the 15-day window, he or she will not necessarily be required to maintain the investment for another four-year period. As disclosed in the prospectus, the investor initially chooses either a one-year, two-year of four-year interest adjustment period. The investor may redeem the Debentures without penalty at the end of each interest adjustment period. Therefore, only investors who select the four-year interest adjustment period would arguably be “required to maintain the investment for another four-year period.” However, in order to be responsive to the gist of your comment, please see the revised disclosures on the cover page which are highlighted in bold face type.

11.	Comment: Please disclose that the investor may request redemption without penalty at the end of any interest adjustment period.

Response: While possibly redundant with the current disclosure contained on the cover page, we revised the disclosure to make clear that the investor may request redemption “without penalty” at the end of any interest adjustment period.

May 6, 2005

United States Securities and Exchange Commission

12.	Comment: Please include a clear, prominent statement that the securities being offered are not certificates of deposit or similar obligations or guaranteed by any depository institution, and that they are not insured by the FDIC or any other governmental or private fund or entity.

Response: We have revised the disclosure contained on the cover page to more closely reflect the Staff’s suggested language and included a question and answer on this topic in the new Q&A section.

13.	Comment: Supplementally please explain why you think your publication of the established features satisfies your obligations under federal securities law.

Response: We make no representation that the publication of the established features in a newspaper of general circulation would satisfy our obligations under federal securities law. However, we do believe our filing and delivery of a prospectus supplement setting forth the most current established features will satisfy our obligations under federal securities law. The publishing and inclusion on our website of the established features are intended as an accommodation to prospective investors.

Table of Contents, page iii

14.	Comment: Please amend the last sentence to note that the information will always be materially accurate at the time the prospectus is delivered or the Debentures sold, or delete it.

Response: We have deleted the last sentence of this paragraph in its entirety.

Prospectus Summary - page 1

15.	Comment: All references to the company and the notes should be clear from the context. Refer to Rule 421 of Regulation C. Shareholders should be able to ascertain the meanings of the terms used without the definitions in the last sentence of the introduction to the summary.

Response: We have deleted the last sentence of the introductory paragraph to the summary containing certain definitions used throughout the prospectus.

Our Company - page 1

16.	Comment: Please revise the first two paragraphs under this subheading so that it presents the company’s primary activities in the first paragraph.

Response: Since the company intends to submit a separate Q&A in response to the request to provide advertising materials contained in comment #56, we have revised the prospectus to include an identical Q&A just prior to the “Prospectus Summary” section. In furtherance of the SEC’s stated position after the adoption of the Plain English Rules that a Q&A and Prospectus Summary section are considered a single “summary” section, we have drafted these sections to avoid duplication of information as much as possible. Please see the second Q&A showing the company’s primary business activities in a single paragraph.

May 6, 2005

United States Securities and Exchange Commission

17.	Comment: Please disclose that all or most of your customers have “subprime” credit ratings and are higher than average credit risks.

Response: We have added disclosure in this same Q&A relating to the company’s primary business activities indicating that most of our customers have “subprime” credit ratings and are considered higher than average credit risks.

Summary Consolidated Financial Data – page 4

18.	Comment: We note your disclosure on page 10 that you expect to use some of the proceeds to redeem debentures and demand notes. Please revise to disclose the pro forma fixed charges to earnings ratio reflecting the application of proceeds from this offering if the change in the ratio would be ten percent or greater. Refer to Item 503(d) of Regulation S-K.

Response: We have reviewed Item 503(d) of Regulation S-K in connection with the preparation of the ratio of fixed charges to earnings. As we describe in more detail in response to comment #s 22 and 23, we cannot predict with any accuracy the amount or the interest rates of demand notes or debentures that will be redeemed in any given period. Furthermore, the Debentures and Demand Notes to be offered in these offerings will contain the same interest rate ranges that have been offered to investors in the debentures and demand notes for the past several years (without any rate changes). Therefore, we do not expect the ratio to change by more than 10% as a result of the redemptions of debentures or demand notes and, accordingly, pro forma presentation of the ratio is not required.

Risk Factors - page 5

19.	Comment: We note in your introductory paragraph to your risk factors section your statement that this section describes some, but not all, of the risks of purchasing shares in your company. You must disclose all risks that you believe are material at this time. Please delete this language from your introductory paragraph.

Response: We have deleted the language that insinuated that some of the risks of purchasing our securities may have been omitted.

20.	Comment: We note that several of your subheadings merely make a statement about the company and do not express a clear risk. We note, as an example only, “Your investment in the Debentures is illiquid.” Please revise the subheadings throughout this section so that they make clear an express risk to the investor or company.

Response: We have generally revised subheadings throughout the risk factors section so that they make clear an express risk to the investor or the company.

21.	Comment: Please move the risk factor entitled “The Debentures are risky and speculative investments” so that it becomes the first risk factor.

Response: Pursuant to your request, we have moved the risk factor indicating that the securities are risky and speculative investments so that it is the first risk factor listed.

May 6, 2005

United States Securities and Exchange Commission

Use of Proceeds – page 10

22.	Comment: Please revise to break down your estimated use of proceeds for each intended use, to the extent this has been determined. State the order of priority for the intended uses of proceeds and discuss plans if substantially less than the maximum proceeds are received. If you intend to apply any of the proceeds to repayment of indebtedness, please state the interest rate and maturity date of the indebtedness. We also note the significant number of added branches during the past year.

Response: While we appreciate the Staff’s comment related to breaking down the estimated use of proceeds for each intended use, we believe that any attempt to specify how use of proceeds will be allocated would be arbitrary and potentially misleading to investors. While the Debentures mature in four years, they are automatically extended for another four-year period unless the investor decides to redeem them. To date, the company has not redeemed at its option any Debenture holder at maturity and has no present plans to do so. In addition, investors may redeem at their option at the end of any interest adjustment period which could also be at the end of every year or two years during the possible eight year extended term. Debenture holders may also request redemption at any time subject to an interest penalty and the company’s rejection. Finally, of course, the Demand Notes may be redeemed by investors at any time. Accordingly, it is nearly impossible to predict with any accuracy whatsoever how much proceeds will be used to redeem the Debentures or Demand Notes in any given year. While the company’s redemption experience in previous years may provide some guidance, we would not be comfortable setting forth any specific allocation of use of proceeds. However, the priority for use of the proceeds by the company is much more clear. Redemptions and payment of interest on the Debentures and Demand Notes are both at the top of the priority list for the company. To the extent there are net proceeds remaining and the company is satisfied that it has sufficient cash reserves on hand to handle potential redemptions at any given time, the company will use the proceeds for the other purposes set forth in the prospectus. We have revised the “Use of Proceeds” to clarify the intended priority for use of proceeds from the offerings. At the present time, the company has no plans to acquire any specific new branches and does not have any plans to acquire a certain number of branches in any certain geographic regions. Therefore, we don’t believe any disclosures more specific than those already contained in the “Use of Proceeds” section relating to addition of new branches is warranted. In addition, the company does not currently intend to use any proceeds from the offerings to redeem senior debt or senior subordinated debt. Therefore, no disclosures in this regard are warranted.

23.	Comment: Please revise to quantify the amount of your demand notes and debentures that you intend to redeem with the proceeds from this offering. Disclose the interest rate and maturity for each outstanding debt that you intend to redeem. Refer to Instruction 4 of Item 504 of Regulation S-K.

Response: As described in response to comment #22 above, we believe it is nearly impossible to quantify the amount of debentures and demand notes that we “intend” to redeem with the net proceeds from the offerings. We don’t currently intend to redeem any debentures or demand notes at our request. However, as we stated, we will use the first net proceeds we receive to pay redemption requests we receive from our investors. Since

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United States Securities and Exchange Commission

we cannot predict with any certainty whatsoever (until some of the debentures finally expire at the end of the extended eight year terms) which debentures (they have different interest rates depending on the interest adjustment period selected) or demand notes (they have different interest rates depending on the account balance) will be redeemed at any given time, we cannot possibly disclose at this time the interest rate and maturity of any debenture or demand note outstanding or any group thereof that will be redeemed.

Selected Consolidated Financial Data – page 11

24.	Comment: Please include selected quarterly financial data for each quarter within the two most recent fiscal years and any subsequent interim period for which financial statements are included. Refer to Item 302 of Regulation S-K.

Response: Item 302 requires registrants specified in paragraph (a)(5) of the Item disclose select quarterly financial data. Paragraph (a)(5) provides “This paragraph (a) applies to any registrant, except a foreign private issuer, that has securities registered pursuant to Section 12(b) (other than mutual life insurance companies) or 12(g) of the Exchange Act.” Since the company does not and will not after the effective date of the registration statement have any securities registered pursuant to Section 12(b) or 12(g) of the Exchange Act, it is not required to provide the selected quarterly financial data. Therefore, we respectfully request that you withdraw this comment.

25.	Comment: Please revise to include subordinated debt with related parties. Refer to Item 301, Paragraph 2 of Regulation S-K.

Response: We have revised the selected consolidated financial data table to include subordinated debt to related parties pursuant to Item 301, Paragraph 2 of Regulation S-K.

Management’s Discussion & Analysis

Overview – pages 12 & 13

26.	Comment: Please revise your MD&A to disclose the ratios described in Item VI of Industry Guide 3 for each period presented.

Response: We have revised the MD&A to disclose the ratios described in Item VI of Industry Guide 3 for the two periods presented. Since the company is a family-owned private company that has not paid dividends in the past two years, the dividend payout ratio is not applicable and, thus, not included in the table.

27.	Comment: Please revise your MD&A to disclose maturities and sensitivities of your finance receivables to changes in interest rates as of September 25, 2004 as described in item III.B of the Industry Guide 3. Describe your policy for refinancing and renewing receivables and how these are presented in this tabular presentation.

Response: As a general matter in connection with the Staff’s various comments relating to use of Industry Guide 3, please be advised that the company’s loans would all be classified as “installment loans to individuals” and do not fit under any other category listed. The company does not make any commercial or real estate loans and it does not

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United States Securities and Exchange Commission

make any loans to foreign persons. Therefore, we believe that the presentation of certain information by category pursuant to Industry Guide 3 would not provide meaningful disclosure to investors. In specific response to this comment, the instructions contained in Item III.B of Industry Guide 3 state that “the information need not be presented for categories 3, 4 and 5, and categories 6 through 9 may be aggregated.” Since, as described above, the company’s loans are all classified as “installment loans to individuals” (category 4), no disclosure of maturities and sensitivities of finance receivables is required. We respectfully request that you withdraw this comment.

28.	Comment: Please revise your tabular presentation of the components of finance receivables reconcile your presentation of loans and contracts outstanding with the amounts of gross receivables disclosed in your financial statements on page F-13.

Response: The tabular presentation of gross loans and contracts outstanding exclude bankrupt accounts. Therefore, these amounts do not tie directly into the disclosures in the financial statements. We have revised the caption of the table in the prospectus to indicate that these amounts exclude bankrupt accounts.

29.	Comment: We note your disclosure on page 12 that direct consumer loans may include loans for the purchase of furniture and appliances. Please revise explain the difference between loans for the purchase of furniture and appliances reported as direct consumer loans from the loans reported as consumer sales finance contracts.

Response: We have revised the disclosure throughout the prospectus to clarify the difference between direct consumer loans and consumer sales finance contracts.

30.	Comment: We note in your discussion on page 12 that the volume of contracts purchased increased from $491,049 in fiscal year 2003 to $5.4 million in fiscal year 2004. Please revise to describe the underlying reasons for the increase in your purchased contract activity. In addition, describe the impact, if any, of these purchased contracts on your allowance for loan loss determination.

Response: We have revised the “Growth” subsection of the MD&A discussion to address the reasons for the substantial increase in contracts purchased during fiscal year 2004.

Net Interest Margin – page 15

31.	Comment: Please revise the table to include a footnote for average notes payable disclosing the components.

Response: We have revised the net interest margin table to include a footnote for average interest bearing debt, including senior debt, senior subordinated debt, subordinated debt to related parties, debentures and demand notes.

32.	Comment: Please revise to separately quantify, if material, the amount of loan fees included within interest income for each period presented.

May 6, 2005

United States Securities and Exchange Commission

Response: We have revised the net interest margin table to separately quantify the amount of interest income and loan fees.

33.	Comment: Please revise to explain how your non-accruing loans were treated in your table analyzing net interest margin.

Response: We have revised the net finance receivables footnote to clarify that these amounts include all outstanding finance receivables including accounts in bankruptcy and non-accrual status.

34.	Comment: Please revise to separately quantify net interest income, net interest rate spread, and net interest margin without the effect of the provision for credit losses for each period presented.

Response: We have revised the net interest margin table to separately quantify net interest income, net interest rate spread and net interest margin without the effect of the provision for credit losses.

35.	Comment: Please include a table displaying the dollar amount of change in interest income and change in interest expense for each of the last two fiscal years, segregating the changes for each major category of interest-earning asset and interest-bearing liability into amounts attributable to (a) changes in volume (b) changes in rate and (c) changes in rate /volume. Refer to Item I.C. of Industry Guide 3.

Response: We have included a rate/volume analysis table in the MD&A.

Comparison of Fiscal Years Ended September 25, 2004 and 2003 – pages 16 - 18

36.	Comment: Please revise your MD&A of net revenues to separately quantify and discuss the reasons for fluctuations in each of the components of revenues as reported in your financial statements.

Response: The discussion of fluctuations in the components of net revenues is contained within each of the separate categories discussed immediately following the general net revenues discussion (i.e., “Net Interest Income Before Provision for Credit Losses;” “Provision for Credit Losses;” “Other Income;” and “Gross Margin on Retail Sales.”). Repeating this information would be duplicative disclosure. Therefore, we respectfully request that you withdraw this comment.

37.	Comment: In your MD&A of net interest income, please separately quantify the amount of loan fees, amortization of discounts, and other items included within interest income for each period presented. Similarly revise your MD&A for the fiscal years ended September 25, 2003 and 2002.

Response: We have revised the MD&A discussion of net interest income to separately quantify the amount of loan fees and amortization of discounts.

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United States Securities and Exchange Commission

38.	Comment: Please revise your tabular representation of loans and contracts liquidated to separately quantify refinancings/renewals and charge-offs. Similarly revise your MD&A for the fiscal years ended September 25, 2003 and 2002.

Response: We have revised the tabular presentation of loans and contracts liquidated to separately quantify collections, refinancings/renewals and charge-offs.

39.	Comment: Please revise your MD&A regarding loan and contract receivable delinquencies to quantify the amount of suspended interest for and the amount of interest income on those loans that was included in net income for the year ended September 25, 2004. Refer to Instruction (2) of Item III.C.1 of Industry Guide 3.

Response: We have revised the MD&A discussion accordingly.

Comparison of Fiscal Years Ended September 25, 2003 and 2002 – pages 18 - 20

40.	Comment: We note your disclosure on page 20 that during 2003 you trained your personnel to focus on selling certain insurance products, which resulted in increased insurance commissions and a corresponding decline in revenues from the sale of motor club memberships. Please revise to explain why increasing the sales of insurance products results in a decrease of motor club memberships.

Response: We have revised the disclosure to clarify why sales of motor club memberships decreased.

41.	Comment: Please revise your MD&A regarding ancillary consumer finance products and income to separately quantify the relative percentage of consumers that you lend to that also purchase insurance products and motor club memberships for each period presented. Please similarly revise your MD&A for the fiscal years ended September 25, 2004 and 2003.

Response: We have revised the MD&A regarding ancillary consumer finance products and income to include the percentage of loans during each period that included ancillary products.

42.	Comment: Please separately quantify revenues from credit insurance products and non-credit insurance products. Similarly revise your MD&A for the fiscal years ended September 25, 2004 and 2003.

Response: We have revised the MD&A to separately quantify revenues from credit insurance products and non-credit insurance products.

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United States Securities and Exchange Commission

Liquidity and Capital Resources – pages 20 - 22

43.	Comment: Please revise to include an enhanced discussion focusing on any known trends, events or uncertainties (such as acquisitions, branch openings, changes in your investment program, etc.) that may materially impact your liquidity and capital resources. Please refer to Item 303(a)(1) and (2) of Regulation S-K.

Response: We have revised the “Liquidity and Capital Resources” MD&A discussion to (1) conform to the SEC’s guidelines on this particular disclosure published in the release in December 2003, and (2) focus on any known trends, events or uncertainties that may materially impact liquidity and capital resources.

44.	Comment: We note your disclosure on page 21 that you have been without a significant line of credit for the past 18 months. We also note your disclosure that lack of a significant line of credit could negatively affect your long-term liquidity. Please revise to describe the potential long-term effects as well as alternatives you have considered, if any, if you are unable to secure a line of credit for long-term financing needs.

Response: We have revised the “Liquidity and Capital Resources” MD&A discussion to describe the potential short and long-term effects of our failure to obtain a line of credit.

45.	Comment: On page 9 in your discussion of risk factors you disclose that you have higher risk of loan default due to the fact that you typically lend money to individuals who have credit problems or other adverse financial conditions. Please revise to describe the potential short- and long-term affects of higher levels of defaults.

Response: While it is true that we lend money to individuals who have credit problems or other adverse financial conditions, this risk is normal for our industry and is factored into our calculation of our Allowance for Credit Losses and Provision for Credit Losses. In addition, we have not seen any significant increases in charge-offs (as a percentage of outstanding loans) during the weakening economy over the past few years. Therefore, we don’t believe any disclosure of potential short- and long-term affects of higher levels of defaults is warranted at this time.

46.	Comment: We note your disclosure on page 21 that during fiscal year 2004 you had more than a 23% increase in cash collections. Please revise to describe the increase in cash collections for principal repayments (excluding refinancings and renewals) relative to the amount of average receivables outstanding and charge-offs for each periods presented.

Response: We have revised the cash collections disclosure to describe the cash collections as a percentage of average gross outstanding finance receivables during the period.

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United States Securities and Exchange Commission

47.	Comment: On page 10 you disclose that estimate net proceeds of approximately $74,750,000 related to the sale of the Debentures being offered. We also note your plan to offer up to $35 million of subordinated demand notes in a separate registration statement. Please revise to describe the anticipated impact of these offerings on both short and long-term liquidity.

Response: We have revised the “Liquidity and Capital Resources” MD&A discussion to describe the anticipated impact of the new debenture and demand note offerings on short and long-term liquidity.

48.	Comment: Please revise to quantify gross cash flows for senior debt, senior subordinated debt, junior subordinated debt and related parties, and demand notes for each period presented. Consider a tabular presentation to enhance the readability of your disclosure. In addition, separately quantify cash payments for interest for each period.

Response: We have added a tabular presentation in the Liquidity and Capital Resources MD&A discussion to show the net effects of cash flows from financing activities.

49.	Comment: Please revise your discussion of demand notes and debentures to describe the nature of the redemption terms for each type of debt obligation.

Response: We have revised the “Liquidity and Capital Resources” MD&A discussion to describe the nature of the redemption terms for each type of debt obligation.

Critical Accounting Policies – page 24

50.	Comment: Please refer to Item V of Release No. 33-8350 and revise to address the following for each of your critical accounting policies:

•	Provide both a qualitative and quantitative discussion that describes the significant assumptions underlying each of your critical accounting estimates.

•	Discuss the judgments and uncertainties affecting the application of your critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.

•	Disclose how accurate your estimates and assumptions related to these policies have been in the past, how much they have changed in the past, and whether they are likely to change in the future.

•	Discuss how you analyze the sensitivity to change and provide quantitative disclosure to the extent available.

Response: We have revised the critical accounting policies subsection of the MD&A discussion accordingly.

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United States Securities and Exchange Commission

Business – page 26

51.	Comment: Discuss the interest rates that you normally charge for each type of loan.

Response: We have revised the prospectus to disclose the fact that we generally charge the maximum interest rates allowed under federal and state laws for our loans.

Allowance for Credit Losses – page 33

52.	Comment: Please revise to quantify each component (i.e., loans specifically evaluated, loans evaluated as a group) of your allowance for credit losses for each period presented.

Response: We have revised the allowance for credit losses discussion accordingly.

53.	Comment: Please revise to include an analysis of your loan loss allowance by category of receivable and the allocation of the allowance to each category as described in Item IV of Industry Guide 3.

Response: As we stated in response to comment #27, our loans are all categorized as “installment loans to individuals.” In addition, we evaluate and calculate our allowance collectively without separate analysis of the category of our finance receivable (i.e., direct consumer loans, consumer sales finance contracts or motor vehicle installment sales contracts). Therefore, presentation of our allowance by category as described in Item IV of Industry Guide 3 is not practicable. We respectfully request that you waive this comment.

54.	Comment: Please revise to clearly describe the changes in asset quality, the underlying reasons for the changes, and the impact on your provision and allowance for credit losses.

Response: We have revised the allowance for credit losses discussion accordingly.

Plan of Distribution – page 48

55.	Comment: Revise the discussion to discuss the manner of sale of the securities. Please confirm supplementally that no employees other than executive officers will be involved in the sale of securities.

Response: As described in the prospectus, we hereby confirm that only executive officers (not employees) will be involved in the sale of the securities. We have revised the “Plan of Distribution” section to provide further discussion of the manner of sale of the securities.

56.	Comment: Provide us with any sales literature that you intend to use to help sell the securities.

Response: We will submit the proposed sales literature we intend to use under a separate cover letter.

May 6, 2005

United States Securities and Exchange Commission

Description of Debentures – page 42

57.	Comment: Please furnish a table showing the key provisions of the debentures. Tabular presentations often provide a clearer means of presenting information than narrative.

Response: The “Description of Debentures” section of the prospectus contains a summary of the material provisions of the form of debenture and indenture. While we generally agree with the Staff that tabular presentations provide a clearer means of presenting information, we don’t believe a six or seven page table containing detailed analysis of the various provisions would be appropriate in this section especially considering the “Prospectus Summary – The Offering” section contains the requested summary information in a tabular presentation. We respectfully request that you waive this comment.

58.	Comment: Please disclose any prior relationship between the trustee and The Money Tree Inc., its officers and director, or its subsidiaries.

Response: We have revised the registration statements to make clear that there is no previous relationship between U.S. Bank and The Money Tree Inc. and its officers, directors and subsidiaries.

59.	Comment: Please state how frequently the interest on the debentures becomes payable. Do the same for the cover page and the Summary.

Response: Please see the “Payment of Interest” heading of the Prospectus Summary section which states “interest will be earned daily and will be payable at any time or at specific intervals (monthly, quarterly, semi-annually or annually) at your request.” We have also added a sentence to the cover page and a Q&A specifically addressing in Plain English the options for payment of interest.

Financial Statements

Consolidated Statements of Cash Flows – page F-6

60.	Comment: Please revise to separately disclose purchases of loans. Refer to paragraph 21 of SFAS 104.

Response: We did not purchase any loan portfolios outside of the business acquisitions reflected in Note 17 of the Consolidated Financial Statements. These acquisitions were recorded using the purchase method of accounting and the effect is separately disclosed on the Statements of Cash Flows.

Note 2 – Summary of Significant Accounting Policies – General – page F-9

61.	Comment: We note your disclosure on page 40 that all compensation to Derek Martin was paid by Interstate Motor Club. Please revise to describe your accounting policy related to expenses paid by others on your behalf. Explain how your financial statements reflect all of the costs of doing business. Refer to SAB Topic 1.B.

May 6, 2005

United States Securities and Exchange Commission

Response: We have revised the footnote to disclose our reasoning for the expense allocation of Derek Martin’s salary to Interstate Motor Club.

Note 2 – Summary of Significant Accounting Policies – Finance Receivables – page F-8

62.	Comment: We note your disclosure on page 16 that you purchased loans at a discount during 2004. Please revise to include a description of your policy of accounting related to these discounts. Refer to paragraphs 15 and 16 of FAS 91. Describe how you consider the accounting guidance in PB 6 in accounting for these discounts at and subsequent to the acquisition date of your finance receivables.

Response: We have revised the disclosures in the Finance Receivables footnote accordingly.

63.	Comment: Please supplementally tell us your basis, including the specific guidance upon which you rely, for netting unearned insurance commissions with finance receivables. In addition, please tell us why you don’t report unearned insurance commissions as a deferred revenue liability.

Response: We relied on the guidance contained in Accounting and Audit Guide Depository and Lending Institutions: Banks and Savings Institutions, Credit Unions, Finance Companies and Mortgage Companies, Chapter 21 (Insurance Activities). Insurance products are offered to finance customers to provide protection in case of death, sickness, etc. and the premiums are added to the customer’s loan account. The company receives commissions from independent insurers for the policies issued. Most or all of the payments on claims are applied to reduce related finance receivables and accordingly are an integral part of the same transaction. The guidelines for Financial Statement Presentation is presented in Section 21.25 that indicates that the unearned premiums or in our case unearned commissions should be deducted from finance receivables in the consolidated balance sheet. We have reproduced the applicable portion below:

Financial Statement Presentation

21.25 SOP 01-6 paragraph 14j, states that, unearned premiums and unpaid claims on certain insurance coverage issued to finance customers by a subsidiary may represent intercompany items because premiums are added to the consumer loan account, which is in turn classified as a receivable until paid, and most or all of the payments on claims are applied to reduce the related finance receivables. Therefore, unearned premiums and unpaid claims on certain credit life and credit accident and health insurance policies issued to finance customers should be deducted from finance receivables in the consolidated balance sheet. The following illustrates that type of presentation:

Finance receivables	XXX
Less:
Allowance for losses	(XXX	)
Unearned premiums and unpaid claim liabilities related to finance receivables	(XXX	)

Finance receivables, net	XXX

Alternatively, the balance sheet may present only the net finance receivables if the notes to the financial statements contain sufficient disclosure of unearned premiums and unpaid claims and the allowance for losses.

64.	Comment: Please revise to describe the nature of finance charges. Describe how and when finance charges are earned and your policy for recognizing revenues.

Response: Please see our revisions to the Income Recognition footnote.

Note 2 – Summary of Significant Accounting Policies – Income Recognition – page F-9

65.	Comment: We note your disclosure on page F-9 that most of the precomputed accounts effectively yield on a Rule of 78’s basis and that you recognize the difference between income previously recognized under the interest yield method and the Rule of 78’s as an adjustment to interest income at the time of the rebate. Please revise to disclose the following:

•	The nature of precomputed charges;

•	How and when rebates are determined; and

•	The amount of adjustments recorded at the time of rebate during each period presented.

Response: We have revised the Income Recognition footnote accordingly.

May 6, 2005

United States Securities and Exchange Commission

66.	Comment: Please supplementally tell us how you determined that your income recognition method related to each of your insurance products is in accordance with GAAP. Tell us how you considered the guidance of SAB Topic 13 and address the following as they relate to each type of product:

•	Explain the typical coverage period (i.e., monthly, annually, etc.);

•	At what point of the transaction do you substantially complete or fulfill the contractual terms of the sales arrangement;

•	When is collection of the insurance commission received (i.e., up-front, monthly, quarterly, etc.);

•	Is any portion of the insurance commission refundable and if so, what are the terms;

•	Are there any subsequent contractual obligations to the non-related insurance company and/or the customer (i.e., performance, recourse, etc.)?; and

•	Are there any patterns of performance that may indicate performance obligations? If so, are they considered inconsequential or perfunctory?

        We may have further comments.

Response: For credit life, credit accident and health, and collateral protection insurance, the coverage period generally coincides with the term of the associated loan. On non-credit insurance products, the coverage period is elected by the customer.

On all products, the company completes the terms of the sales arrangement at the time of the loan closing when the application for insurance coverage is signed.

The agency agreement outlines the determination and payment of commissions. A pre-determined percentage of the premiums written is retained as advance commissions and varies based on the specific product sold. Retrospective commissions are paid monthly to the company based on an earned premium basis as determined by insurance carrier. Income is recognized ratably over the term of the policy.

If the amount of retained commissions exceeds the earned commissions on policies terminated early, the amount refundable is netted against current commissions due by the insurer.

The company is under no subsequent contractual obligations.

We believe that this accounting treatment is in accordance with GAAP. The guidance provided by SAB Topic 13 requires that all of following have been met:

1.	Persuasive evidence of an arrangement

2.	Delivery has occurred or services have been rendered

3.	The seller’s price to the buyer is fixed or determinable

4.	Collectibility is reasonably assured, in order to recognize income.

The persuasive evidence of an arrangement is satisfied through the insurance policy. Delivery occurs at the time of the loan closing. The seller’s price to the buyer is fixed

May 6, 2005

United States Securities and Exchange Commission

within the insurance policy. Collectibility is reasonably assured because the Company does not receive the commission unless the premium has been paid. Therefore, all of the conditions have been met for income recognition.

67.	Comment: In order to help us evaluate your response to the above comment, please supplementally provide us with a standard agreement for each type of insurance product offered. Identify the specific provisions in the agreements supporting your responses to our previous comment.

Response: Attached as Exhibit A to this letter is a set of insurance policies between Life of The South and The Money Tree of Georgia Inc. containing the terms of the various types of policies covered. Please see the “General Provisions” section of each policy for general information supporting our income recognition policies described in response to comment #66 above.

68.	Comment: Please revise to describe your accounting policies for commissions on non-credit insurance products. Describe how your accounting policies for the recognition of commissions on credit and non-credit insurance policies are in compliance with GAAP.

Response: Please see our response to #66 above.

69.	Comment: We note your disclosure on page 41 that you share employees, equipment and certain expenses related to your service agreement with Cash Check. Please revise to describe the service agreement with Cash Check and your related accounting policies. Describe how you allocate and report these expenses to reflect the costs associated with revenues earned pursuant to the service agreement. In addition, please quantify the amount of employee compensation, facilities, and other expenses recognized related to the service agreement for each period presented.

Response: We have revised the Cash Check disclosures accordingly.

Note 2 – Summary of Significant Accounting Policies – Credit Losses – page F-10

70.	Comment: Please revise to provide a significantly enhanced discussion of your determination of the allowance for credit losses. Expand your discussion to describe the systematic analysis and procedural discipline, required by FRR 28 you use to determine the amount of your loan loss allowance. Please explain how you determine each element of the allowance, including the following:

•	How you determine the allowance for specifically identified potentially uncollectible loans;

•	How you determine the allowance for loans evaluated as a group;

•	How you determine the portion of your allowance based on management’s evaluation of the inherent risks and change in the composition of your loan portfolio; and

•	Discuss the impact, if any, of customer purchased collateral protection, non-file insurance, and other credit insurance policies and the related recoveries when determining the amount of your allowance.

        We may have further comments.

May 6, 2005

United States Securities and Exchange Commission

Response: We have revised the “Credit Losses” footnote accordingly.

71.	Comment: We note your disclosure on page 16 that the provision for credit losses includes legal fees associated with the settlement with your non-file insurance carrier. Please revise your financial statements and footnotes, as necessary, to exclude the legal fees from your provision and allowance for loan losses. If legal fees are not included within your provision and allowance for loan losses, please revise your MD&A to clarify how they are presented.

Response: As an initial matter, please be advised that the legal fees disclosed were contingency fees based upon the amount of the settlement with the insurance underwriter which is exactly analogous to contingency fees paid to collection agencies for collection efforts made on behalf of debtors. In measuring the impairment of the loans, which the company was attempting to collect through its non-file insurance carrier, it was determined certain legal costs (i.e., the contingent fees) were required in order to collect. The underlying collateral of the impaired loans is the non-file insurance. In order to collect the non-file insurance the Company was required to incur legal fees, i.e. costs which are expected to reduce cash flows available to repay or otherwise satisfy the loans. As indicated by Financial Accounting Standard #114, (“FAS 114”), paragraph 13, “If the present value of expected future cash flows (or, alternatively, the observable market price of the loan or the fair value of the collateral) is less than the recorded investment in the loan (including accrued interest, net deferred loan fees or costs, and unamortized premium or discount), a creditor shall recognize an impairment by creating a valuation allowance with a corresponding charge to bad-debt expense or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to bad-debt expense.”

Therefore, the company realized that the expected future cash flows of these loans would be less than the recorded investment and created a valuation allowance with a corresponding charge to bad debt expense, which the company terms Provision for Credit Losses. We believe our accounting treatment of the legal fees is proper and, accordingly, respectfully request that you waive this comment.

Note 2 – Summary of Significant Accounting Policies – Non-file Insurance – page F-10

72.	Comment: We note your disclosure that recoveries from non-file insurance are reflected as a reduction in credit losses and receivables related to such claim recoveries are included in other receivables. Please supplementally tell us your basis for recording recoveries related to non-file insurance as a reduction of the allowance for loan losses. In addition, tell us when you record the receivable (i.e., when the loss is incurred, claim is submitted, etc.) for the recovery and your basis for recording the asset.

Response: When an account is deemed to be uncollectible it is reserved through the allowance account. It is then reviewed to determine if non-file insurance was purchased in connection with the loan. Claims are filed with the company’s insurance carrier, along with documentation of the collection process, for those loans carrying this type of coverage. The receivable is recorded at the time the claim is filed as well as the corresponding recovery in the allowance for credit losses. Payment of claims generally occurs within thirty days.

May 6, 2005

United States Securities and Exchange Commission

Note 2 – Summary of Significant Accounting Policies – Fair Values of Financial Instruments – page F-11

73.	Comment: We note your disclosure that the fair value of your consumer loans and sales finance contracts approximate the carrying value since the estimated life, assuming prepayments, is short-term in nature. Please revise to disclose the average estimated life and why you consider it to be “short-term.” Clearly describe how your gross finance receivables reduced for unearned finance charges, unearned insurance commissions, unearned discounts, and the allowance for credit losses approximate fair value.

Response: We have revised the footnote accordingly.

Note 3 – Finance Receivables – pages F-13 & F-14

74.	Comment: Please revise to disclose the total recorded investment in the impaired loans at the end of each period and (1) the amount of that recorded investment for which there is a related allowance for credit losses and the amount of that allowance and (2) the amount of that recorded investment for which there is no related allowance for credit losses. In addition, disclose the average recorded investment in the impaired loans during each period. Refer to paragraph 6(i) of SFAS 118.

Response: We have revised the footnote accordingly.

Note 8 – Debt – pages F-17 – F-19

75.	Comment: We note the disclosure on page F-19 that your senior debt and senior subordinated debt loan agreements contain various limitations and restrictions. Please revise to describe your compliance or non-compliance with these requirements.

Response: We have revised the debt footnote accordingly.

76.	Comment: Please revise to describe the redemption terms related to each type of debt obligation.

Response: We have revised the debt footnote accordingly.

Note 18 – Segment Financial Information – pages F-26 – F-29

77.	Comment: Please supplementally provide us with your comprehensive analysis describing how you determine your operating and reportable segments and your process for aggregating operating segments into reportable segments, as applicable. Describe your organization and reporting structure, the information contained in internally generated management reports, and how decisions about the allocation of resources and performance assessment are made with regard to each line of business. Refer to paragraphs 10 – 20 of SFAS 131.

Response: The Company has two reportable segments: Consumer finance and sales and Automotive finance and sales.

May 6, 2005

United States Securities and Exchange Commission

Consumer finance and sales segment

This segment is comprised of original core operations of the Company: the small consumer loan business in the four states in which the Company operates. The 97 offices that make up this segment are similar in size and in the market is serves. All, with few exceptions, offer consumer goods for sale acting as an agent for another subsidiary of the Company, Home Furniture Mart Inc., which is aggregated in this segment since its sales are generated through these finance offices. This segment is structured with branch management reporting through a regional management level to an operational manager and ultimately to the chief operating decision maker.

Automotive finance and sales segment

This segment is comprised of three used automobile sales locations and offers financing in conjunction with these sales. These locations target similar customers in the Bainbridge, GA and Columbus, GA markets and surrounding areas who generally cannot qualify for traditional financing. The sales and the financing organizations are aggregated in the segment. A general manager is responsible for sales and finance administration at each of the locations and reports to an operational manager and ultimately to the chief operating decision maker.

Performance in each of the segments in measured by:

•	Net profit as well as net interest margins and gross margins on sales

•	Loan volume and revenue charges generated

•	Collections and ability to control delinquency

•	Loss management

78.	Comment: Please revise to describe the factors used to identify your reportable segments and how you allocate corporate expenses. Refer to paragraphs 26 – 31 of SFAS 131.

Response: We have revised the segment footnote to describe some of the factors described in response to #77 above.

79.	Comment: Please review to separately disclose interest revenue and interest expense for your consumer finance and sales segment. Refer to paragraph 27 of FAS 131.

Response: We have revised the tables to separately disclose interest income and interest expense.

*        *        *

May 6, 2005

United States Securities and Exchange Commission

Please call me at (229) 246-5288 with any questions you may have.

Sincerely,

/s/ Vance R. Martin
Vance R. Martin

cc:	Michael K. Rafter, Esq.

APPLICATION FOR A GROUP CREDITOR-DEBTOR INSURANCE POLICY

The organization named below applies to Life of the South Insurance Company, Nashville, Georgia, for a:

•	Single Premium Group Policy

This Policy will provide

•	Credit Life Insurance on its Debtors

•	Credit Accident and Health Insurance on its Debtors

•	7 Day Retro

•	3 Day Retro

The Debtors to be insured are all eligible Debtors as set forth in the Group Policy.

Group Policy Number.: (GILA)	Effective Date: September 26, 2003

The organization certifies that it is receiving new entrants at the rate of at least one hundred persons yearly, or that __ expect to receive at least one hundred new entrants during the first Policy year.

THE MONEY TREE OF GEORGIA, INC

/s/ Vance R. Martin
Witness	Signature

President
Title

______ with respect to such Debtor

The Sections set forth on the following pages are made a part of this Policy.

IN WITNESS WHEREOF, we have caused this Policy to be signed this 26th day of September, 2003. The Policy shall be automatically renewed on each Anniversary Date for a period of one year unless terminated as herein provided.

/s/ Illegible	/s/ Illegible
Secretary	President

Examined and Countersigned /s/ Vance R. Martin

________ ________ _020723-GA

READ THIS POLICY CAREFULLY

SINGLE PREMIUM GROUP CREDITOR-DEBTOR INSURANCE POLICY

Decreasing or Level Term Insurance

Non-Participating

DEFINITIONS

In this Policy, Certificate means the Certificate delivered to the Debtor describing the coverage provided by this Policy

Schedule means the Schedule of the Certificate.

Debtor initial Amount of Life Insurance, Expiry Date, First Payment Due Date, Effective Date, Second Beneficiary and Term refer to those items as shown in the Schedule or otherwise defined in the Certificate.

An Insured Debtor or any Insured Debtor refers to any Debtor.

Debtor means the scheduled amount payable for the Term of the Loan by an Insured Debtor to you in connection with a loan or other credit transaction.

ELIGIBILITY

A Debtor is eligible for insurance under this Policy if and only if:

(1) he is an acceptable risk as determined by us and otherwise insurable on the Effective Date; and

(2) the premium for the desired coverage is shown in the Schedule and is paid; and

(3) he is a natural person; and

(4) he becomes indebted to you while this Policy is in force;

No coverage will exist, whether or not indicated in the Certificate, which is not expressly granted in this Policy.

EFFECTIVE DATE OF INSURANCE ON INSURED DEBTORS

The insurance on any eligible Debtor will become effective on the date the Debtor becomes obligated to you.

TERMINATION OF INSURANCE ON INSURED DEBTORS

The Insurance with respect to any Insured Debtor will terminate or the first of the following dates: (a) the Expiry Date; (b) the date the Debt is prepaid, renewed, or refinanced; (c) the date you cancel the insurance after the Debt has been in continuous default for more that 60 days; (d) the date the Debtor makes a request in writing to cancel his insurance; (e) the date a death benefit becomes due. We will refund any unearned premium except; no refund of premium for life insurance will be made if the insurance is terminated due to an insured Debtor’s death; and no refund or premium for Accident and Health Insurance will be made if the loan is prepaid in full by Accident and Health proceeds.

If the Debt is prepaid, the Debtor has the option either to cancel his Certificate of retain the Certificate if it is Level Term until the Expiry Date.

COVERAGE

The amount of the death benefit will be the amount of life insurance in force on the date of death and will be paid upon receipt of due written proof of the death of an Insured Debtor.

AMOUNT OF LIFE INSURANCE:

DECREASING LIFE: If the life insurance coverage is Decreasing Life, then on the Effective Date the amount of life insurance is the Initial Amount of Life Insurance. On the First Payment Due Date and on the same date of each month thereafter, the amount of insurance will decrease by an amount equal to the Initial Amount of Life Insurance divided by the Term.

If the First Payment Due Date is on the Twenty-ninth, thirtieth, or thirty-first of the month, then any decrease in the amount of insurance scheduled to occur in a month which has less than 29, 30, or 31 days, respectively, will instead occur on the last day of such month.

JOINT DECREASING LIFE: If the life insurance coverage is designated as Joint Decreasing Life, the amount of insurance afforded by this Certificate on its Effective Date shall be the initial amount of the indebtedness covered by this Certificate, and the amount of insurance shall decrease each month by an amount equal to the Initial Amount of Insurance divided by the number of months in the Term Period of the insured indebtedness. In the event of simultaneous deaths of the Insured Debtor and the Joint Insured Debtor, only one benefit shall be payable under this Certificate and the method of Payment thereof shall be determined as though the Insured Debtor had died first being survived by the Joint Insured Debtor. Only one benefit will be paid under the provision.

LEVEL LIFE: If the life insurance coverage is Level Life, then the amount of life insurance is the Initial Amount of Life Insurance.

JOINT LEVEL LIFE: If the life insurance coverage is designated as Joint Level Life, in the event of simultaneous deaths of the Insured Debtor, only one benefit shall be payable under this Certificate and the method of Payment thereof shall be determined as though the Insured Debtor had died first being survived by the Joint Insured Debtor Only one benefit will be paid under this provision.

MAXIMUM BENEFIT: If this coverage is issued in excess of our limits, we have the right to cancel the excess coverage and refund the excess portion of any premium paid prior to the occurrence of a valid claim.

SUICIDE EXCLUSION: Our only liability for death of the Debtor by suicide, while sane or insane, within 1 year after the Effective Date will be a refund of the premium paid.

PREMIUM

The premiums payable for any Certificate issued under this Policy shall be determined in accordance with the following rates and provisions.

Single Decreasing Life:	.45	Joint Decreasing Life:	.675
Single Level Life:	.84	Joint Level Life:	1.26

You must pay such premium to our home office on or before the tenth day of the month following the month in which the premium becomes due. You must not charge the Debtor a premium greater than that computed in accordance with the above provisions. We may, on or after the Anniversary Date of the Policy, make premium adjustments based on the experience of the preceding year, subject to the maximum premium rates allowed by law.

GRACE PERIOD

We allow a grace period of 31 days for the payment of any premium due. If any premium is not paid within such grace period this Policy will terminate at the end of such grace period. Such termination will not terminate any insurance then in force with respect to any Insured Debtor. No person who becomes indebted to you after such termination will be insured hereunder. Such termination will occur at an earlier date, not prior to the end of the period for which premiums have been paid, it you give us written notice of cancellation.

INDIVIDUAL REFUNDS

If the insurance with respect to any Insured Debtor is terminated prior the Expiry Date, we will promptly refund to you the unearned portion of the premium paid. You must promptly pay or credit to the account of the Debtor such premium refund. The refund of premium for life insurance coverage will be computed by the Sum of the Digits formula known as the “Rule of 78”.

INDIVIDUAL CERTIFICATES

We will furnish you with individual Certificates. If you do not deliver a Certificate describing the coverage to the Debtor when the Debt is incurred, you must provide the Debtor with a notice of proposed insurance when the Debt is incurred Upon acceptance of the insurance by us and within 30 days of the date the Debt is incurred, we will cause a Certificate to be delivered to the Debtor.

DATA REQUIRED

On or before the tenth of each month you must furnish us on forms provided by us such data as we may require with respect to the Debtors insured hereunder and the terms of their respective Debts. You must send with such data the premium due. We have the right to examine, at any reasonable time, any of your records which have a bearing on this insurance.

PROOF OF DEATH

Upon the death of any Insured Debtor, you must furnish due proof of such death to us and an affidavit by one of your officer certifying the amount due.

GENERAL PROVISIONS

POLICY NON-PARTICIPATION: This Policy will not be entitled to share in our surplus earnings.

PAYMENT OF BENEFITS: Any payment due under the terms of this Policy will be paid to you, as your interest may appear to reduce or extinguish the Debtor’s outstanding unpaid Debt. Any excess amount will be paid by us by our separate check or draft to the Debtor, if living; otherwise to the Second Beneficiary named by the Debtor, if living; otherwise to the Debtor’s estate.

RENEWAL OR REFINANCING: If a Debt insured hereunder results from a renewal or refinancing of a Debt insured by this Policy then the Effective Date of the Certificate as used in the paragraphs of the Certificate and this Policy captioned SUICIDE EXCLUSION, INCONTESTABILITY and EXCEPTIONS is deemed to be the Effective Date of the initial Certificate. This provision is limited to the amount and Term of the coverage outstanding at the time of such renewal or refinancing of the Debt.

INCONTESTABILITY: Unless the premium is not paid, we will not contest the validity of this Policy after it has been in force for 2 years. We will not use a statement made a by a Debtor to contest the insurance hereunder after the Certificate has been in force during the Debtor’s lifetime, and prior to the date on which a claim arises, for 2 years from the Effective Date. No Statement made by a Debtor to obtain the insurance will void the insurance or reduce benefits unless it is made in writing and signed by the Debtor.

CANCELLATION: This Policy may be cancelled either by you or by us at any time by giving 30 days written notice to the other party. No person who becomes indebted to you after the Effective Date of such cancellation will be insured hereunder.

LEGAL ACTIONS: No one can bring a lawsuit under this Policy until 60 days after written proof of loss has been furnished.

ENTIRE CONTRACT; CHANGES: All statements made by you or any Insured Debtor will be deemed representations and not warranties. The entire contract of insurance will consist of this Policy and your Application, a copy of which is attached and made a part of this Policy. Only our President, Vice President, Secretary, or Assistant Secretary may change, modify or waive any provisions of this Policy — and only in writing. We will not be bound by any promise or statement made by any agent or other person except as specified above.

CONFORMITY WITH STATE STATUTES: Any provision of this Policy which on its date of issue is in conflict with the laws of the state in which it is issued is amended to conform to the minimum requirements of such laws.

SINGLE PREMIUM CREDIT ACCIDENT AND HEALTH RIDER

This Rider attached to and made a part of Group Credit Life Policy Number 0020723-GA issued to The Money Tree of Georgia, Inc. as Creditor, by Life of the South Insurance Company, Nashville, Georgia, adds the following provision:

DEFINITIONS

Accident and Health Monthly Benefit and Waiting Period refer to those items as shown in the Schedule or otherwise defined in the Certificate.

Sickness means a sickness that first manifests itself while the Certificate is in force.

Injuries means accidental bodily injuries which are the direct cause of the loss, independent of disease or bodily infirmity or any other cause and which occur while the Certificate is in force.

Total Disability means that because of Sickness or Injuries the Debtor is prevented from performing the substantial and material duties of an Occupation as defined below.

Occupation means:

During the first 12 months of Total Disability: the Debtor’s regular Occupation at the time the Disability occurred, thereafter: any Occupation for which the Debtor is or becomes qualified by reason of education, training, or experience.

COVERAGE

Subject to the terms of this Rider and the Policy to which it is attached, we agree to insure the Debtor against loss due to Total Disability. We will provide this coverage based on the payment of an additional premium.

We will provide an Accident and Health benefit if (a) the Debtor becomes totally disabled while insured for Accident and Health insurance and (b) the Debtor stays totally and continuously disabled for more than the number of days of the Waiting Period; and (c) the Debtor is under the regular care of a duly qualified physician, other than himself, unless such physician gives us written certification the future regular care by a duly qualified physician would be of no benefit to the Debtor. We will pay the benefit based on the actual number of days of such Total and continuous Disability commencing with the first day of disability, but not to exceed the total number of days remaining until the Expiry Date. The amount of daily benefit will be one-thirtieth of the Accident and Health Monthly Benefit; and (d) the insurer shall not deny a claim due to the Debtor’s subsequent unemployment or retirement during the Term of the insurance.

MAXIMUM BENEFITS: The amount of an Accident and Health Benefit will not be more than $500 per month per Certificate. If this coverage is issued in excess of our limits, we have the right to cancel the excess coverage and refund the excess portion of any premium paid prior to the occurrence of a valid claim.

EXCEPTIONS: No Accident and Health benefit will be paid for Total Disability that is caused by or results from (a) a Condition for which the Debtor received medical advise or treatment within the 6 month period prior to the Effective Date; however, this exception will not apply to a disability that starts more than 6 months after the Effective Date; or (b) normal pregnancy; or (c) intentionally self-inflicted injuries; or (d) an act of war, whether declared or not; or (e) flight in a non-scheduled aircraft. If a Debt insured hereunder results from a refinancing of a Debt insured for Accident and Health coverage under this Rider, than the Effective Date of the Certificate a used in this paragraph is the Effective Date of the prior Certificate.

LIMITATIONS

The occurrence of a loss with respect to the life insurance coverage of a Certificate will terminate all insurance under this Rider with respect to that Certificate effective on the date of such loss. We will refund any unearned premium.

PREMIUM

The Accident and Health premium of this Rider is based on each $100 of initial indebtedness. The Premium Rate Schedule is attached and made a part of this Rider.

You must not charge the Debtor a premium greater than that computed in accordance with the above provisions. We may, on or after the Anniversary Date of the Policy, make premium adjustments, based on the experience of the preceding year, subject to the maximum premium rates allowed by law.

INDIVIDUAL REFUNDS

If the insurance with respect to a Debtor is terminated prior to the Expiry Date, we will promptly refund to you the unearned portion of the premium paid. You must promptly pay or credit to the account of the Debtor such premium refund.

The refund of premium for Accident and Health Insurance will be computed by the Sum of the Digits Formula known as the “Rule of 78”.

GENERAL PROVISIONS

NOTICE OF CLAIM: Written notice of claim must be given to you, to us, or to our authorized agent. The notice must be given within 30 day after any loss for which we are liable occurs or starts or as soon as is reasonably possible. Such notice must identify the Debtor.

CLAIM FORMS: When we receive notice of claim we will send the claimant forms for filing proof of loss. If we do not send the claimant such forms within 15 days after such notice, the claimant may submit within the time required below written proof covering the occurrence, character, and extent of the loss for which the claim is made.

PROOF OF LOSS: Written proof of loss, from a duly qualified physician, other than the Debtor, must be given to us within 90 days after the end of the period for which we are liable. If it was not reasonably possible to provide proof within such time, proof must be given to us as soon as possible. In no case will we pay benefits if the delay in furnishing proof of loss is more than 1 year, unless the delay is due to the lack of legal capacity.

We have the right to have the Debtor examined at our expense by a physician chosen by us. We have the right to require evidence of Total Disability at reasonable intervals in order to justify the continuation of benefit payments. We will suspend Accident and Health benefit payments if we do not receive such evidence.

TIME OF PAYMENT OF CLAIM: When written proof of loss has been received at our home office, we will:

•	immediately pay all accrued Accident and Health benefits;
•	pay future Accident and Health benefits monthly;
•	pay any balance due at the time our liability ends.

Signed at, this 26th day of September, 2003

/s/ Illegible	/s/ Illegible
Secretary	President

Amendment to Master Policy

Life of the South Insurance Company

Administrative Office

100 West Bay Street

Jacksonville, FL 32202

Home Office:

Nashville, Georgia

The attached policy page for the Group Master Policy with Life of the South Insurance Company and your Company is to become a permanent part of your Single Premium Group Credit Life Insurance Non-Participating Creditor Debtor insurance Master Policy and will amend the policy to read.

“Notice: The laws of the State of Georgia prohibit insurers from unfairly discriminating against any person based upon his or her status as a victim of family violence.”

Except as stated in this Amendment, nothing contained herein shall be held to alter or affect any of the provisions of said Master Policy.

Life of the South Insurance Company

/s/ Illegible
Loyd L. Shaw, President

Life of the South Insurance Company

Administrative Office: 100 West Bay Street

Jacksonville, Florida 32202

(904) 350-9660

Schedule of Rates of Georgia

Credit Life and Disability

Credit Life Premium Rates

Premium Rates are on a single premium payment basis

per $100 of initial insured indebtedness per annum.

Single Decreasing Life:	.45	Joint Decreasing Life:	.675
Single Level Life:	.84	Joint Level Life:	1.26

Disability Premium Rates

for

Coverage Written Under the Georgia Industrial Loan Act

3-Day Retroactive Benefit Premium Rate:

$3.06 per $5.00 monthly benefit per annum.

7-Day Retroactive Benefit Premium Rate:

$2.10 per $5.00 monthly benefit per annum.

LIFE OF THE SOUTH INSURANCE COMPANY

Home Office

205 Dogwood Drive/Nashville, GA 31639

APPLICATION FOR GROUP INDEBTEDNESS INSURANCE

Application is hereby made to life of the South for a policy of Group Indebtedness Insurance to insure the lives of the Borrowers of THE MONEY TREE OF GEORGIA, INC., (hereinafter called the “Creditor”) of Bainbridge, GA., a Corporation for the respective amount of their outstanding indebtedness under loans of the classes specified below, which loans may be of level amount repayable in a lump sum within twenty-four (24) months except for agriculture loans or of reducing amount repayable in equal monthly installments not to exceed eighty-four (84) consecutive months from the date of the loan. The maximum amount of insurance on any one Borrower under the policy applied for is $40,000, subject however, to the restrictions and limitations stated therein.

The classes of loans, as evidenced by promissory notes, eligible for such insurance are as follows:

a.	Loans made on the signature of the borrower, only

b.	Loans made on the signature of the borrower and secured by the signature of one or more co-makers, co-borrowers endorsers or guarantors

c.	Loans secured by collateral

d.	Consumer finance loans made direct with purchaser with article purchased as security

e.	________________________________________________________________________________________

If any note for such indebtedness is signed by more than one person, the life of only the person whose name first appears on the note shall be insured unless joint insurance is elected. In the case of joint insurance, only spouses or partners who are joint and severally liable for the payment of the indebtedness may be insured. No insurance shall be effective for other co-borrowers, co-makers, endorsers, or guarantors.

The applicant affirms that these statements are true and complete and agrees that they shall form a part of the policy that has been applied for

Signed at Bainbridge, GA, this 26th day of September, 2003.

THE MONEY TREE OF GEORGIA, INC.

Authorized Officer

Witness	Offical Title

LIFE OF THE SOUTH INSURANCE COMPANY

Home Office: 205 Dogwood Drive/Nashville, GA 31639

Group Policy No.: 0020723-GA (Non Gila)

Effective Date: September 26, 2003

A Stock Company (hereinafter called “Company”) hereby issues this Group Creditor Life Insurance Policy to THE MONEY TREE OF GEORGIA, INC. of Bainbridge, GA, hereinafter called the “Creditor”).

DEBTORS ELIGIBLE	*MAXIMUM AMOUNTS

Ages 18 through 70	$40,000

PLAN OF INSURANCE	*MAXIMUM DURATION

Decreasing Term (Single or Joint Life)	84 Months
Level Term (Single or Joint Life)	24 Months

*	Except that term of indebtedness pus issue age shall not exceed 70, nor shall level term insurance exceed 24 months except on agricultural loans.

The Company agrees to insure the lives of certain Debtors as they become indebted to the Creditor. This Policy is issued in consideration of the application and the payment of the required premium.

This policy is delivered in Georgia. It is governed by the laws of that jurisdiction.

The benefits and provisions as set forth on the following pages are a part of this Policy.

IN WITNESS WHEREOF, Life of the South has caused this Policy to be executed this 26th day of September, 2003.

/s/ Illegible	/s/ Loyd L. Shaw
Secretary	President

Countersigned by
Authorized Agent

GROUP CREDITOR DECREASING OR LEVEL TERM LIFE INSURANCE POLICY

TERM INSURANCE - NONPARTICIPATING

CREDITOR-DEBTOR INSURANCE ONLY

PAYMENT ON DEATH OF DEBTOR

The company agrees to pay the amount of life insurance that is in force on the life of an insured Debtor. The payment will be made:

(1)	on receipt of due proof of death of any Insured Debtor or Joint Debtor (if joint insurance is provided); and

(2)	on receipt of an affidavit by the Creditor that certifies the amount of such Debtors indebtedness to Creditor at the time of death; and

(3)	to the creditor as its interest may appear, to reduce or extinguish the outstanding unpaid indebtedness; and

(4)	subject to the terms and condition of the policy.

The excess amount if any of the amount of life insurance will be paid:

(1)	to a beneficiary other than the Creditor, named by the Debtor; or to the Debtor’s estate; and

(2)	by check or draft of the Insurer; or by delivery of the check or draft by the creditor as agent of the Insurer.

PLANS OF INSURANCE.

The part of insurance which may be elected by eligible Debtors of the Creditor are as follows:

(a) DECREASING TERM LIFE: The amount of insurance in force on the life of each eligible Debtor during the first month from the effective date of the Debtor’s indebtedness shall be the Original Amount of Insurance shown in the Debtors certificate, at the end of the first month after the effective date and at the end of each month thereafter the amount of insurance in force shall be decreased by an equal reduction. Such monthly reduction shall be determined by listing the Original Amount of Insurance by the number of months in the Term of the Insured indebtedness.

(b) LEVEL TERM INSURANCE: The amount of Insurance in force on the life of each eligible Debtor shall be the Original Amount of Insurance specified in the Debtor’s Certificate.

(c) JOINT LIFE INSURANCE: Joint life Insurance, either decreasing term or level term, as defined in (a) or (b) above insures two lives jointly, but only ONE death benefit shall be payable. It shall be upon the death of the first to die amount the term in which the insurance is in effect. If the deaths of the Insured Debtor and Joint Insured Debtor occur simultaneously ONE death benefit will be paid on the life of the Insured Debtor ONLY.

Joint Life Insurance shall be issued only to cover spouses or business partners. Such persons shall be (a) jointly and several liable for repayment of a single indebtedness; and (b) joint signers of the instrument of indebtedness. Endorsers and guarantors are not eligible for Joint Life Insurance. Joint Life Insurance covering more that two lives shall not be issued.

ELIGIBLE DEBTORS

The persons that shall be eligible for insurance are:

All natural persons of the class or classes defined in the Application for this Policy who are 69 years of age and under and become indebted to the Creditor on and after the effective date of this policy, as evidenced by a promissory note executed by the Debtor as maker as payable to the Creditor, and who shall not have attained age 71 prior to the maturity date of the indebtedness, and who request the insurance and agree to pay the required premium shall be eligible for insurance hereunder.

In the case of more than one Debtor on the same debt, the first named Debtor only shall be eligible for insurance, except in the case where: (a) spouses or business partners are indebted on the same debt; and (b) both request insurance. Where spouses or business partners are Debtors on the same debt, both shall be eligible for insurance on their lives for the entire amount (Joint Life Insurance), but only ONE death benefit shall be payable (see Joint Life Insurance above).

EFFECTIVE DATE OF INSURANCE

Insurance on the life of any Insured Debtor with respect to a particular debt shall be effective at the same time as the indebtedness to the Creditor; except in any case where Evidence of Insurability is required. If Evidence of Insurability is required, the insurance shall become effective on the date of the indebtedness after the Company determines the Evidence of insurability to be satisfactory. If in any case where Evidence of Insurability is required, if a valid claim arises after such Evidence of Insurability has been submitted and before action on it has been taken by the Company and premium payment has been made by the Debtor, insurance shall not be denied for lack of insurability and the term of insurance shall commence on the date the Debtor became obligated to the Creditor. In any renewal or refinancing of an indebtedness, the effect as date of insurance with respect to any Policy provision shall be deemed to be the first date on which the Debtor became insured by the Company to the extent of the amount and term of the indebtedness outstanding at the time of renewal or refinancing.

AMOUNT OF INSURANCE

The maximum amount of insurance that will be issued under this Policy on any one life is shown on the schedule. The maximum amounts of insurance shown may be granted in connection with one loan; however, the amount of all such insurance under this Master Policy on any one loan shall not exceed the maximums shown. If it is found that the Creditor Agent has placed insurance upon the Debtor in excess of the maximums shown and a claim begins prior to our refunding the premium for the excess insurance, the full benefit on such insurance shall be payable. No insurance shall be granted for an amount which exceeds the original total amount of the note in connection with which the insurance is issued.

PREMIUMS

Premiums for insurance on each Debtor insured are based upon the amount of insurance provided in his Certificate and are determined by the rates that follow.

TYPES OF INSURANCE	SINGLE PREMIUM RATE PER $100.00 OF INITIAL INSURED INDEBTEDNESS PER ANNUM
One Insured Reducing Term	$.45
Joint Insureds Reducing Term	.675
One Insured Level Term	.84
Joint Insureds Level Term	1.26

The Creditor shall send a report to the Company that shall:

(1)	be made in accordance with the instructions given by the Company; and

(2)	be made by the 15th day of each month; and

(3)	include all certificates written in the preceding month; and

(4)	include payment to the Company of all premiums for the certificates contained in the report.

The Company reserves the right to change the premium rates on any premium due date. Any such change shall be:

(1)	effective upon the mailing of written notice of such change to the Creditor; and

(2)	made only after the end of the first policy year; and

(3)	made only as to the future and not retroactively

If an identifiable charge for credit life insurance is made to an insured Debtor, it will not exceed the premium provided for in the policy on the effective date of the Debtor’s certificate.

The Creditor shall report to the Company, in accordance with instructions given by the Company to the Creditor, by the fifteenth day of each month all certificates written during the preceding month. Such report shall be accompanied by payment to the Company of all premiums for certificates contained in such report. The Company reserves the right to change the premium rates on any premium due date. Any such change shall be effective upon mailing of written notice of such change to the Creditor, but no such change shall be made during the first policy year, nor shall any such change be retroactive. If an identifiable charge for credit life insurance is made to an Insured Debtor, such charge shall not exceed the premium herein provided for on the effective date of the Debtor’s certificate.

If this Policy terminates for any reason, it shall no longer be in force; the Creditor shall be liable to the Company for all premiums then due and unpaid. The termination of this Policy shall not terminate or affect any individual Certificate of insurance then in force.

SUICIDE

In the event of suicide of the Insured Debtor of the Joint Insured Debtor, if any, while sane or insane, within one (1) year after the Effective Date of his Certificate, the Company shall have no liability with respect to such death except for a refund of the premium paid. On Joint Life Insurance, the refund of premiums shall be 40% of the premium paid, and the insurance shall remain in force on the surviving insured.

MISSTATEMENT OF AGE

If the age of any Insured Debtor has been misstated and if the true age and the amount of insurance are found to be within the maximums permitted by the Policy, it will not affect the amount of insurance. If the true age of the Insured Debtor is over the age limit permitted: (a) no insurance at such over age shall take effect; and (b) any premium paid for it will be refunded. If the true age has been stated on the application or certificate, and insurance has been issued, the insurance shall be in force and benefits shall be payable.

TERM OF POLICY

This Policy is issued for a term of one year from the Effective Date. It shall be automatically renewed from year to year, by the payment of required premiums. Either the Company or the Creditor may cancel this Policy at any time by giving thirty days’ written notice to the other party. Such cancellation will become effective at the end of the thirty day period.

GRACE PERIOD – TERMINATION OF POLICY

A grace period of thirty-one days, without interest charge, will be allowed for payment of any premium after the first. During the grace period, this Policy shall continue in force, if the Creditor has not, prior to the premium due date, given written notice to the Company to terminate this Policy on the last day before such premium due date. If the Creditor fails to pay any premium within the grace period, this Policy shall automatically terminate on the last day of such grace period, but the Creditor shall be liable to the Company for the payment of all premiums then due and unpaid, including a pro rata premium for the grace period.

If written notice is given by the Creditor to the Company during the grace period that this Policy is to be terminated before the end of the grace period, this Policy shall be terminated on the later of: (a) the date of receipt of such written notice by the Company; or (b) the date given by the Creditor for such termination. The Creditor shall be liable to the Company for the payment of all premiums then due and unpaid, including a pro rata premium for the period from the last premium due date to the date of termination.

TERMINATION OF INSURANCE ON DEBTOR

The insurance on the life of a Debtor shall automatically terminate on the earliest of the following dates:

(1)	The date the indebtedness of the Debtor terminates, prior to the scheduled maturity date, due to voluntary prepayment by the Debtor or due to its renewal or refinancing;

(2)	The date the indebtedness of the Debtor terminates, prior to the scheduled maturity date, due to involuntary prepayment caused by default or foreclosure; or

(3)	The scheduled maturity date of the insured indebtedness.

REFUND OF PREMIUM

If any insurance which becomes effective is terminated prior to the scheduled maturity date of the indebtedness on which it became effective, the Company will promptly refund to the Creditor any unearned premium. The Creditor, in turn, shall promptly refund to the Debtor or credit to his account the proportionate share of any identifiable insurance charge paid by the Debtor to the Creditor for the insurance.

Unearned premium refunds on reducing term life shall be computed by the “Rule of 78”. Unearned premium refunds on level term life insurance shall be computed on a pro rata basis.

CLERICAL ERROR

The Company shall be entitled to rely solely on information from the Creditor. Clerical error on the part of the Creditor shall not: (a) make invalid any insurance that would otherwise be in force, nor (b) continue insurance that otherwise would not be in force.

CERTIFICATE OF INDIVIDUAL INSURANCE

The Company will furnish to the Creditor for delivery to each Insured Debtor a certificate of insurance that describes: (a) the Debtor’s amount and term of his insurance: (b) the rate or amount of charge, if any, for such insurance; (c) the exceptions, limitations or restrictions of this Policy that affect the Debtor; and (d) how any benefits shall be paid. In the event a certificate of insurance is not delivered to the Debtor at the time the indebtedness incurred, a notice of proposed insurance signed by the Debtor and the Creditor, shall be given to the Debtor at such time. If the insurance is declined, the premium paid will be refunded. In any case, if insurance is issued, a certificate of insurance must be delivered to the Insured Debtor within 30 days.

GENERAL PROVISIONS

ENTIRE CONTRACT

The entire contract includes the Group Policy, the applications of the policy-holder and debtor, if any, endorsements, riders and/or papers, if any.

All statements made by the Creditor or by the Insured Debtors shall be deemed representations and not warranties. No statement made by an Insured Debtor shall void the insurance or be used in defense of a claim unless a copy of the statement is or has been furnished to such Debtor or to his beneficiaries.

AMENDMENT AND ALTERATION OF CONTRACT

This Policy may be amended or changed at any time, subject to the laws of the jurisdiction in which it is delivered, without the consent of the Insured Debtors by written agreement between the Creditor and the Company. Only an Executive Officer of the Company has power to change, modify or waive the provisions of this Policy and then only in writing. The Company shall not be bound by any promise made by or to any agent. Amendment or alteration of this policy shall have no affect on any individual certificate of insurance then in force.

POLICY NONPARTICIPATING

This Policy shall not be entitled to share in the surplus earnings of the Company.

NO ASSIGNMENT

The insurance under this Policy can not be assigned.

INCONTESTABILITY

The validity of this Policy shall not be contested, except for nonpayment of premiums, after it has been in force for two years from its effective date. No statement made by or on behalf of any Insured Debtor relating to his age or insurability shall be used to contest the validity of the insurance with respect to which such statement was made after such insurance has been in force prior to the contest for a period of two years during such Debtor’s lifetime, nor unless it is contained in a written instrument signed by him.

RECORDS - INFORMATION TO BE FURNISHED

The Creditor shall maintain a record of the Debtors insured containing for each Debtor the essential particulars of the insurance. The Creditor shall furnish the Company, when requested, such data concerning the insured Debtors as may reasonably have a bearing on: (a) the administration of the insurance; and (b) the determination of the future premium rates. Such of the Creditor’s records as have a bearing on the insurance shall be open for inspection by the Company at any reasonable time.

LIFE OF THE SOUTH INSURANCE COMPANY

TOTAL DISABILITY INSURANCE RIDER

TO BE ATTACHED TO AND FORM A

PART OF GROUP CREDITOR LIFE

INSURANCE POLICY

LIFE OF THE SOUTH INSURANCE COMPANY

Home Office

205 Dogwood Drive/Nashville, GA 31639

(hereinafter called the “Company”)

TOTAL DISABILITY INSURANCE RIDER

TO BE ATTACHED TO AND FORM A PART OF

GROUP CREDITOR LIFE INSURANCE POLICY

POLICY NUMBER: 0020723-GA

The Company agrees to insure certain Debtors against Debtors loss of time due to Total Disability: (a) in consideration of the payment of an additional premium for Monthly Disability Insurance, as provided for in this Rider; and (b) subject to the provisions, conditions and limitations in the Policy and this Rider.

ELIGIBLE DEBTORS

This disability insurance is extended only to those Debtors who: (a) are under age 65; and (b) have requested insurance under this Rider; and (c) are gainfully employed at the time the Certificate is issued. The term “gainfully employed” means being actively engaged in any business or occupation for remuneration, pay or profit during normal work weeks of at least thirty hours. If any Debtor is not gainfully employed at the time of issue of his certificate, the liability of the Company shall be limited to the return of the premiums paid for this benefit. The Debtor’s subsequent unemployment or retirement during the term of the insurance coverage shall not be used to deny an otherwise valid claim. If Joint Life Insurance has been elected, only that Debtor whose name appears in the Certificate as the “Insured Debtor” (not the “Joint Insured”) shall be eligible for this disability insurance.

DEFINITIONS

“Injury,” as used herein, means bodily injury of the Insured, which caused loss of time while his Certificate is in force, and which results in loss covered by his Certificate.

“Sickness,” as used herein, means a sickness or disease or condition of health which causes loss of time while the insured Debtor’s Certificate is in force, and which results in loss covered by his Certificate.

“Total Disability,” as used herein, means that, as a result of injury or sickness, as defined above, the Insured Debtor has become disabled during the Term of his Certificate so as to be prevented from engaging in: (a) his current occupation for remuneration, pay or profit, during the first 12 months of Total Disability; and (b) any occupation for which the Debtor is reasonably fitted by education, training or experience, after the first 12 months of Total Disability. No disability payments will be made unless the Insured Debtor is under the care of a licensed physician or surgeon other than himself.

DISABILITY BENEFITS

The Company agrees to pay the scheduled disability benefits on receipt of due notice and written proof that: (a) the Insured Debtor named in the Certificate Schedule has become totally disabled as defined below; and (b) such disability has continued without interruption for more than the waiting period stated in Certificate.

The scheduled disability benefit will be paid: (a) each month, for the actual number of days of Total Disability; and (b) beginning with the day shown in the Certificate Schedules and after the length of disability requirements if any; and (c) not to exceed the total number of days remaining until the scheduled maturity date of indebtedness; and (d) with the daily benefit equal to 1/30th of the monthly benefit.

Only one benefit will be payable, even if Total Disability is caused by both injury and sickness. Disability benefits apply only to the Insured Debtor and not to the Joint Insured Debtor.

AMOUNT OF MONTHLY DISABILITY BENEFIT

The maximum amount of monthly disability benefit on any Insured Debtor under this Group Policy Rider shall not exceed $500 per month. The term of insurance shall not exceed 84 months; nor shall the term of insurance plus issue age exceed age 70.

The total amount of monthly disability benefits payable in the event of Total Disability, as defined herein, shall not exceed the aggregate of the scheduled unpaid installments of the indebtedness at the time the disability commences. The amount of each monthly disability benefit shall not exceed (a) divided by (b); where (a) is the amount of the original indebtedness; and (b) is the number of months in the term of the insurance. If it is found that the Creditor has placed insurance upon the Debtor excess of the maximum stated, the Company shall not, by reason of said maximum, reduce or restrict any benefits due the Debtor by reason of a valid claim. However, the Company has the right to void the excess insurance, and refund the premium paid for it, before a claim is made.

PREMIUMS

Premiums for Monthly Disability Insurance on each Insured Debtor are based on the amount of insurance provided in his Certificate and are determined by the following rates for benefits commencing with the first (1st) day of any period of Total Disability of more than thirty (30) days’ duration which occurs during the Term of his Certificate.

SINGLE PREMIUM RATE PER $100.00 OF INITIAL INSURED INDEBTEDNESS
TERM IN MONTHS	14-DAY RETROACTIVE
3	$ .86
6	1.37
9	1.82
12	2.20
18	2.60
24	3.00
30	3.40
36	3.80
42	4.20
48	4.60
54	5.00
60	5.40
66	5.80
72	6.20
78	6.60
84	7.00

The Company reserves the right to change the premium rates on any premium due date. Any such change shall be effective when a written notice of such change is mailed to the Creditor. No such change shall be made during the first policy year. No change shall be retroactive.

EXCLUSIONS

The monthly disability benefit for Total Disability does not cover disability caused by or resulting from any of the following:

(a)	pre-existing condition which, within six months prior to the Effective Date of coverage, manifested itself to the Insured Debtor by requiring medical consultation, diagnosis, or treatment, if that pre-existing condition causes loss that starts within six months after the effective date of the coverage. However, disability that starts six or more months after the effective date of the coverage shall not be excluded even if such disability results from any pre-existing condition;

(b)	normal pregnancy;

(c)	intentionally self-inflicted injuries;

(d)	flight in a non-scheduled aircraft;

(e)	war or military service.

2

TERMINATION OF COVERAGE ON DEBTOR

The insurance on a Debtor shall automatically terminate on the earliest of the dates in the Group Policy in the section titled “Termination of Insurance on Debtor.” Termination of Insurance on any Debtor shall not affect the Company’s liability to such Debtor for any loss that occurred prior to the date of termination; but any premium refund for disability benefits will not be made until the disability terminates or the insurance expires. The company will be entitled to all premiums for all periods during which benefits are paid.

INSURANCE ON RENEWED OR REFINANCED INDEBTEDNESS

If the indebtedness for which the Certificate was issued is renewed or refinanced, any period of exclusion for pre-existing conditions shall be reduced by any period that disability insurance was in force in connection with the prior indebtedness which was renewed or refinanced.

REFUND OF PREMIUM

If any insurance which becomes effective is terminated prior to the scheduled maturity date of the indebtedness on which it became effective, the Company will promptly refund to the Creditor any unearned premium. The Creditor, in turn, shall promptly refund to the Debtor or credit to his account the proportionate share of any identifiable insurance charge paid by the Debtor to the Creditor for the insurance.

Unearned premium refunds shall be computed by the “Rule of 78.”

MISSTATEMENT OF AGE

If the age of any Insured Debtor has been misstated and if the true age and the amount of insurance are found to be within the maximums permitted by the Policy, it will not affect the amount of insurance. If the true age of the Insured Debtor is over the age limit permitted: (a) no insurance at such over age shall take effect; and (b) any premium paid for it will be refunded if the true age has been stated on the application or certificate, and insurance has been issued, the insurance shall be in force and benefits shall be payable.

GENERAL PROVISIONS

INCONTESTABILITY

The validity of this Rider shall not be contested, except for nonpayment of premiums, after it has been in force for two years from the effective date. No statement made by or on behalf of any Insured Debtor relating to his age or insurability shall be used to contest the validity of the insurance with respect to which such statement was made after such insurance has been in force prior to the contest for a period of two years during the Debtor’s lifetime, nor unless it is contained in a written instrument signed by him.

ENTIRE CONTRACT

The entire contract included the Group Policy, the applications of the policyholder and debtor, if any, endorsements, riders and/or attached papers if any.

All statements made by the Creditor or by the Insured Debtors shall be deemed representations and not warranties. No statement made by an Insured Debtor shall void the insurance or be used in defense of a claim unless a copy of the statement is or has been furnished to such Debtor or to his beneficiaries.

CLAIMS

All claims shall be promptly reported to the insurer or its designated Creditor Representative. All claims shall be settled as soon as possible in accordance with the terms of this policy.

3

PROOFS OF LOSS

Written proof of loss must be furnished to the Company in case of claim for loss for which periodic payment is provided for continuing loss within 90 days after the date of such loss. A claim will not be denied or reduced because it was not reasonably possible to give proof within 90 days, if such proof is furnished as soon as reasonably possible and in no event except in the absence of legal capacity, later than one year from the time proof is otherwise required.

PAYMENT OF CLAIMS

Scheduled benefits under this Rider will be payable to the Creditor, as its interest may appear, to reduce or extinguish the outstanding unpaid indebtedness. The excess amount, if any, shall be paid: (a) to the Debtor, if living; or (b) to a beneficiary other than the Creditor, named by the Debtor; or (c) to his estate. The excess, if any, shall be made payable by check or draft of the Insurer to such Debtor, the named beneficiary or to the estate of the Insured. At the option of the Insurer, such excess benefit check or draft may be paid by the Creditor acting as an authorized agent of the Insurer.

CONTINUATION OF DISABILITY

The Company shall have the right, at any reasonable time during the Total Disability, to require proof of continuance of such Total Disability. If the Debtor fails to furnish satisfactory proof of Total Disability, no further payments shall be made.

PHYSICAL EXAMINATIONS AND AUTOPSY

The Company, at its own expense, shall have the right; (a) to examine the person of the Insured Debtor when and so often as it may reasonably require during the pendency of a claim, and (b) to make an autopsy in case of death where it is not forbidden by law.

/s/ Illegible	/s/ Illegible
SECRETARY	PRESIDENT

Countersigned by
Authorized Agent

4

Amendment to Master Policy

Life of the South Insurance Company

Administrative Office

100 West Bay Street

Jacksonville, FL 32202

Home Office:

Nashville, Georgia

The attached policy page for Group Master Policy with Life of the South Insurance Company and your Company is to become a permanent part of your Single Premium Group Credit Life Insurance Non-Participating Creditor-Debtor Insurance Master Policy and will amend the policy to read:

“Notice: The laws of the State of Georgia prohibit insurers from unfairly disciminating against any person based upon his or her status as a victim of family violence.”

Expect as stated in this Amendment, nothing contained herein shall be held to alter or affect any of the provisions of said Master Policy.

Life of the South Insurance Company

/s/ Loyd L. Shaw
Loyd L. Shaw, President

INSURANCE COMPANY OF THE SOUTH

Administrative Office: 100 West Bay Street

Jacksonville, Florida 32202 (904) 350-9660

(called “Company”)

MASTER POLICY	PERSONAL PROPERTY INSTALLMENT FLOATER
NO. 0020723-GA	(Inland Marine Form)
MASTER POLICY
(called “policy”)

DECLARATION

Item 1. Name of Insured Creditor The Money Tree of Georgia Inc.

Address 114 S. Broad St. Bainbridge, GA 39817

This policy covers the interest of the Insured Creditor and the interest of the Insured Debtor in property consisting principally of Household Countents in which the Insured Creditor has a financial interest through an installment obligation.

Item 2. Loss if any, shall be made payable to the Insured Creditor for account of the Insured Creditor and Insured Debtor.

Item 3. Policy Period Effective Date September 26, 2003 Expiration Date Cancellation

Covering within the United States and Canada, during transportation or otherwise, while the property is in the custody of the seller for packing, awaiting shipment, repair or adjustment, or while in the custody of the Insured Debtor.

Item 4. It is understood and agreed that the Company shall not be liable for more than $ 15,000 on property sold on encumbered for any one insured debtor.

Item 5. The Insured Creditor agrees to furnish the Company on or before the 15th day of each month during the policy period with a report of the certificates written during the preceding month. Premium charges shall be in accordance with rates filed with and approved by the Insurance Commissioner of the State in which this policy has been issued. Premiums shall be due and payable with each month’s report.

The property insured under this policy consists of the collateral specifically described by an itemized inventory or security agreement in the files of the Insured Creditor including, but not limited to, such documents as a chattel mortgage, conditional bill of sale, chattel trust deed, trust receipt, deeds of trust, conditional sales contract, bill of sale to secure debt. In consideration of the payment of the premium and subject to the terms, conditions, provisions and exclusions of this policy, the Company agrees to insure personal property as follows.

Insured Perils. Loss or damage caused by:

A.	collision, derailment, overturning of vehicle, or collapse of bridge while being transported;

B.	fire and lightning;

C.	marine perils while on ferries;

D.	burglary from within a building or room (of which there must be visible evidence of forced entry); or

E.	windstorm and hail, explosion, riot, riot attending a strike, civil commotion, aircraft, vehicles, smoke, cyclone or tornado.

Dual Interest Coverage.

A.	Definition: Dual Interest Coverage protects the Insured Creditors and the Insured Debtor’s interest in the insured property. The amount of insurance is equal to the original amount of insurance shown in the certificate Schedule and remains the same throughout the term of insurance.

B.	Limits of Liability: The Company’s limit of liability for loss or damage will be the lesser of:

1. the original amount of insurance shown in the certificate Schedule;

2. the actual cash value less salvage; or

3. the cost to repair or replace the insured property with material of like kind or quality.

Exclusions. This policy does not insure against loss:

A.	or expense resulting from loss of use, delay or any other consequential or indirect loss or damage;

B.	to electrical appliances or devices of any kind, including wiring, arising from electrical injury or disturbance induced by human action unless fire ensues, and then only for direct loss or damage caused by the fire;

C.	resulting from mechanical breakdown, inherent vice or defect, neglect, wear and tear or gradual deterioration;

D.	resulting for delay, loss of market, bankruptcy, foreclosure or similar proceedings;

E.	from breakage of glass or similar fragile merchandise, unless caused by a peril insured under this policy;

F.	due to rain, snow, sand or dust, whether driven by wind or not unless the building containing the insured property shall first sustain actual damage to the roof or walls caused by the direct force of wind or hail. The Company shall then be liable for such loss to the insured property as may be caused by rain, snow, sand or dust entering the building through the openings in the roof or walls made by direct action of wind or hail;

COUNTERSIGNED:	26th day of September, 2003, at Bainbridge, GA

(if required by law)

By	, Authorized Agent

G.	resulting from the continuous or repeated seepage of water or stream, which occurs over a period of time, within a plumbing, heating or air conditioning system or from within an appliance;

H.	caused by or resulting from war, including hostile or warlike action by any government of sovereign power, legal or actual, their military authority or agent, or by any armed forces; or action taken by governmental or public authority in hindering, combating, or defending against such occurrence;

I.	caused by nuclear reaction, nuclear radiation or radioactive combination;

J.	caused by or resulting from dishonest acts by the Insured Creditor, the Insured Debtor, or employees of either;

K.	due to burglary, robbery, holdup, vandalism or malicious mischief committed by the Insured Creditor, Insured Debtor or relative of either;

L.	caused by mysterious disappearance; or

M.	caused by any other peril not described in the Insured perils section of this policy.

Term of Insurance. The term of insurance will begin on the Policy Period Effective Date shown in the Declaration. The term of insurance will end on the earliest of the:

A.	Policy Period Expiration Date shown in the Declarations; or

B.	date requested in writing from the Insured Creditor.

Changes. Notice to the Company or its authorized agents, or knowledge possessed by the Company or any authorized agents of a fact concerning this insurance shall not be considered a waiver or a change in any part of this policy. In addition the company maintains all rights under the policy. None of the terms of this policy may be waived or changed except by an endorsement issued to form a part of this policy.

Cancellation Provision. If this insurance is cancelled by the Company, the unearned premium will be refunded by the [pro rata] method. If the Insured Creditor or Insured Debtor cancels, the unearned premium will be refunded by the [short rata] method. No refund shall be made if the amount is less than one dollar.

Legal Action. No suit or action to recover any claim shall be sustainable in any court of law or equity unless the Insured Creditor and Insured Debtor:

A.	have fully complied with all of the terms of this policy; and

B.	bring suit or action within 12 months after the loss.

Collection from Others. The Company shall not be liable for loss if, at the time of loss, there is any other valid and collectible insurance which would attach, if this insurance had been effected. This insurance shall apply only as excess and in no event as contributing insurance, and then only after all such other insurance has been exhausted.

Notice to Company. The Insured Creditor or Insured Debtor shall as soon as practicable, give notice of any facts or circumstances which have or may result in a claim under this policy, to the Company or its authorized agent. Also, the Insured Creditor or Insured Debtor must file a detailed sworn proof of loss with the Company or its agent within ninety (90) days from the date of loss. Failure to report the loss or damage or to file written proofs of loss as required shall invalidate any claim under this policy.

Settlement of Claims. All claims shall be paid within 60 days after filing of satisfactory proof of loss.

Appraisal. An appraisal procedure is provided in the event that the Insured Creditor, Insured Debtor, and the Company cannot agree on the amount of loss. It shall be used if either party requests it in writing within 60 days after proof of loss is received. The procedure is as follows:

A.	Each party selects a competent, disinterested appraiser. The appraisers, in turn, select a competent, disinterested umpire.

B.	If the appraisers fail to agree on an umpire after 15 days, the selection shall be made by a judge of a court of record in the county and state in which the appraisal is pending. The Insured Creditor, Insured Debtor, or the Company may request this step.

C.	The appraisers shall then appraise the loss at a reasonable time and place. They shall state replacement cost at the time of loss. If they fail to agree on any points, they shall submit their differences to the umpire. A decision in writing of any two shall determine the amount of loss.

D.	Each party shall pay their own appraiser and bear equally the other expenses of the appraisal and umpire.

E.	The Company does not surrender any rights by any act relating to appraisal.

Misrepresentation and Fraud. This policy shall be void if the Insured Creditor or Insured Debtor:

A.	has concealed or misrepresented any material fact in the application for insurance or proof of loss, or

B.	is guilty of fraud, attempted, or fraud swearing relating to any matter of this insurance.

No Benefit to Bailee. This insurance shall not inure directly or indirectly to the benefit of any carrier or other bailee.

Conformity to Statutes. Terms of this policy which are in conflict with the statutes of the state wherein this policy is delivered or issued for delivery are hereby amended to conform to such statutes.

In Witness Whereof, the Company has caused this policy to be executed and attested, but this policy shall not valid unless countersigned by a duly authorized agent of the Company, where required by law.

/s/ Illegible	/s/ Illegible
Secretary	President

INSURANCE COMPANY OF THE SOUTH

Administrative Office: 100 West Bay Street

Jacksonville, Florida 32202 (904) 350-9660

GEORGIA

PERSONAL PROPERTY

INSTALLMENT FLOATER PROGRAM

Dual Interest $3.90 per $100 per year

INSURANCE COMPANY OF THE SOUTH

Administrative Office: 100 West Bay Street

Jacksonville, FL 32202 (904) 350 9660

PERSONAL PROPERTY AND/OR VEHICLE (PPV)

CREDITOR PROTECTION PROGRAM

GEORGIA PERSONAL PROPERTY

ISO PROTECTION CLASSES 1-7

Single Interest	$1.00 per $100 per year
Dual Interest	$2.00 per $100 per year

ALL OTHER ISO PROTECTION CLASSES:

Single Interest	$1.50 per $100 per year
Dual Interest	$3.00 per $100 per year

LIFE OF THE SOUTH INSURANCE COMPANY

ACCIDENTAL DEATH & DISMEMBERMENT

GEORGIA RATE CHART

3 MONTHS		6 MONTHS		9 MONTHS
COVERAGE	PREMIUM	COVERAGE	PREMIUM	COVERAGE	PREMIUM
1,000.00	1.31	1,000.00	2.63	1,000.00	3.94
2,000.00	2.63	2,000.00	5.25	2,000.00	7.88
3,000.00	3.88	3,000.00	7.75	3,000.00	11.63
4,000.00	5.19	4,000.00	10.38	4,000.00	15.56
5,000.00	6.50	5,000.00	13.00	5,000.00	19.50
6,000.00	7.88	6,000.00	15.75	6,000.00	23.63
7,000.00	9.13	7,000.00	18.25	7,000.00	27.38
8,000.00	10.38	8,000.00	20.75	8,000.00	31.13
9,000.00	11.69	9,000.00	23.38	9,000.00	35.06
10,000.00	13.00	10,000.00	26.00	10,000.00	39.00

12 MONTHS		15 MONTHS		18 MONTHS
COVERAGE	PREMIUM	COVERAGE	PREMIUM	COVERAGE	PREMIUM
1,000.00	5.25	1,000.00	6.56	1,000.00	7.88
2,000.00	10.50	2,000.00	13.13	2,000.00	15.75
3,000.00	15.75	3,000.00	19.69	3,000.00	23.63
4,000.00	21.00	4,000.00	26.25	4,000.00	31.50
5,000.00	26.25	5,000.00	32.81	5,000.00	39.38
6,000.00	31.50	6,000.00	39.38	6,000.00	47.25
7,000.00	36.75	7,000.00	45.94	7,000.00	55.13
8,000.00	42.00	8,000.00	52.50	8,000.00	63.00
9,000.00	47.25	9,000.00	59.06	9,000.00	70.88
10,000.00	52.50	10,000.00	65.63	10,000.00	78.75

21 MONTHS		24 MONTHS
COVERAGE	PREMIUM	COVERAGE	PREMIUM
1,000.00	9.19	1,000.00	10.50
2,000.00	18.38	2,000.00	21.00
3,000.00	27.56	3,000.00	31.50
4,000.00	36.75	4,000.00	42.00
5,000.00	45.94	5,000.00	52.50
6,000.00	55.13	6,000.00	63.00
7,000.00	64.31	7,000.00	73.50
8,000.00	73.50	8,000.00	84.00
9,000.00	82.69	9,000.00	94.50
10,000.00	91.88	10,000.00	105.00

A STOCK CORPORATION

INSURANCE COMPANY OF THE SOUTH

Administrative Office

100 West Bay Street Jacksonville, Florida 32202 (904) 350-9660

CHATTEL MORTGAGE NON - FILING INSURANCE AGREEMENT

DECLARATIONS

Item 1.	Name of Insured and Address

THE MONEY TREE OF GEORGIA, INC.

Affiliate of THE MONEY TREE, INC.

Item 2.	Policy Period (Mo Day Yr.)

Item 3.	September 26, 2003 To Cancellation

12:01 A.M. standard time at the address of the insured as stated herein

Item 4.	Limit of Liability in the Aggregate: N/A

Item 5.	Deposit Premium $ None

Item 6.	Earned Premium will be calculated at the rate of $ See Page Attached Per Loan.

Whereas the Insured has paid the deposit premium specified in Item 4 above.

The Company hereby agrees subject to the terms limitations and conditions hereof, to indemnify the Insured against any direct loss which the insured may, during the period specified in the said Declarations, sustain by reason of having, in good faith and in the usual course of business purchased, taken, received, made advances on, made loans against or extended credit upon an instrument as hereinafter defined, as security for a loan to a customer of the Insured, but only insofar as the Insured is damaged through being prevented from:

(a) obtaining possession of the property represented by such instruments and/or retaining the proceeds thereof; and/or

(b) enforcing its rights under such instruments;

Solely as the result of the failure of the Insured duly to record or file the Instrument with the proper Public Officer or Public Office.

DEFINITION

The word “Instrument” shall be understood to mean a Chattel Mortgage, a Conditional Bill of Sale, a Conditional Sales Contract, a Chattel Trust Deed, a Trust Receipt, a Deed of Trust or a Bill of Sale to secure debt, creating or reserving a lien or interest in household goods, appliances, equipment, machinery, automobiles, motor trucks or similar manufactured products which customarily are not so affixed to realty as to become a part thereof.

EXCLUSIONS

This insurance shall not indemnify the insured in respect to any loss resulting:

(a) from any loan or loans exceeding $5,000 in all outstanding to any one customer at any one time;

(b) from any loan due and payable more than thirty-six (36) calendar months after the making thereof;

(c) directly or indirectly from any dishonest, fraudulent or criminal act of any officer or employee of the Insured; or

(d) from forgery.

CONDITIONS

1. There shall be no liability under this Insurance for losses not sustained during the period of this insurance or for losses resulting from any loans made prior to the period of this insurance specified in the Declarations, Item 2.

2. There shall be no liability under this Insurance unless at the time a claim is made under this Insurance the property represented by the Instrument has been located by the Insured or unless the person, persons, or corporation possessed of the property or the person, persons or corporation who has title to the property has been located by the Insured.

3. The liability of the company hereunder in respect of any one instrument shall not exceed the value of the property represented by that Instrument at the time the claim is made under this Insurance.

4. This Insurance is excess of all loss covered by other insurance or indemnity which may be in force at the time of the discovery of such loss and shall not be called upon in contribution.

5. In computing the liability of the Company under this Insurance, unearned interest and unearned finance charges and expenses which would ordinarily have been incurred if the Instrument had been filed with the Public Officer or Public Office shall all be excluded.

6. The insured shall give written notice of any loss, under this agreement, as soon as possible. The written notice shall include reasonable information with respect to the time, place and circumstances thereof.

7. The insured shall use due diligence in doing all things reasonably practicable to avoid or diminish any loss covered under this Insurance but failure to record or file an Instrument with the proper Public Officer or Public Office shall not be considered as failure by the Insured to use due diligence.

8. Any settlement made by or for the Insured on any loan secured by an Instrument in respect of which there is a claim under this Insurance without written authority from the Company or its representatives to make such settlement, shall render this Insurance void as to any loss in respect of that loan.

9. This Company, upon payment of a claim hereunder in respect of any loss shall become subrogated to all rights and remedies of the Insured in respect of that loss.

10. The premium paid hereon is a provisional premium and is subject to monthly adjustments. Upon termination of this Agreement the earned premium shall be based upon the number of insured loans, secured by the Instruments, made during the period this Agreement is in force. The earned premium shall be calculated at the rate per loan shown in the Declarations, Item 5. This premium is the minimum premium that shall be charged and shall be considered fully earned at the time each loan is made. If the earned premium thus computed exceeds the provisional premium the Insured shall pay the excess to the Company.

11. The insured may grant extensions of maturity without the consent of the Company as it may be deemed advisable in the regular course of business, without prejudice to the rights of the insured hereunder. Any extension which involves any increase in the balance due before interest and carrying charges, shall be considered a new loan and that premium thereon shall be paid accordingly.

12. The Company or its representatives may at any time inspect the Insured’s books for the purpose of determining the amount of premium due to the Company under this Insurance.

13. If the Insured makes any claim knowing it to be false or fraudulent, this Insurance shall become void and all claim hereunder shall be forfeited.

14. The Insured may cancel this Agreement at any time by giving the Company written notice. The Company may cancel this Agreement by delivering or mailing the Insured written notice. Any notice shall be sent 1st class mail or delivered to the Insured at the address last known to us. The notice will be effective not less than 45 days after mailing or delivery. Upon such notice of cancellation, the premium shall be adjusted in accordance with paragraph (10) hereof. All further liability on behalf of the Company hereunder shall immediately cease except with respect to loans secured by Instruments therefore concluded by the Insured and then only up to the date of maturity of such loans and Instruments, but not to exceed in any event a period of three (3) calendar months from the effective date of such cancellation.

15. It is understood and agreed that paragraph (10) of this wording may be amended where required, to provide for adjustment on a monthly, quarterly or six months basis.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed and attested, but this Agreement shall not be valid unless countersigned by a duly authorized agent of the Company, where required by law.

/s/ Illegible	/s/ Illegible
Secretary	President

Countersigned: September 26, 2003

By		Authorized Agent
(where required by law)

INSURANCE COMPANY OF THE SOUTH

Administrative Office

100 West Bay Street/Jacksonville, Florida 32202 (904) 350-9660

CHATTEL MORTGAGE NON-FILING INSURANCE AGREEMENT

Schedule of Premium Rates for Georgia

$10.00 per instrument for property

$13.00 per instrument for autos

INSURANCE COMPANY OF THE SOUTH

ADMINISTRATIVE OFFICE:

100 WEST BAY STREET

Jacksonville, FL 32202

(800) 888-2738

(HEREIN CALLED THE COMPANY)

COLLATERAL PROTECTION PLAN

CONTROL POLICY NO.     0020723-GA

DECLARATIONS

ITEM 1:	THE MONEY TREE OF GEORGIA INC

114 S. Broad St.
Bainsbridge, GA 39817

ITEM 2:

FROM September 26, 2003 12:01 A.M. STANDARD TIME AT THE ADDRESS OF THE NAMED INSURED AND CONTINUING UNTIL CANCELLED.

ITEM 3:	COVERAGES

THE INSURANCE AFFORDED IS ONLY WITH RESPECT TO COVERAGES FOR WHICH SPECIFIC COLLATERAL PROTECTION PLAN CERTIFICATES OF COVERAGE HAVE BEEN ISSUED. SUCH CERTIFICATES SHALL IDENTIFY THE COLLATERAL INSURED AND SHALL SHOW THE LIMIT OF THE COMPANY’S LIABILITY AND THE PREMIUM CHARGED THEREFOR.

ITEM 4:	MAXIMUM LIMIT OF LIABILITY

THE MAXIMUM LIMIT OF LIABILITY UNDER THIS CONTROL POLICY SHALL NOT EXCEED $25,000 FOR ANY SINGLE ITEM OF INSURED COLLATERAL.

NOTICE:	THIS CONTROL POLICY DOES NOT PROVIDE BODILY INJURY OR PROPERTY DAMAGE LIABILITY INSURANCE OR ANY OTHER COVERAGE FOR WHICH A SPECIFIC PREMIUM CHARGE IS NOT MADE, AND DOES NOT COMPLY WITH FINANCIAL RESPONSIBILITY LAW. WE DIRECT YOUR ATTENTION TO THE FACT THAT COVERAGE UNDER THIS CONTROL POLICY MAY PROTECT THE INTEREST OF THE LIENHOLDER ONLY AND MAY NOT PROTECT THE INTEREST OR EQUITY OF THE PURCHASER OR BORROWER.

READ THIS CONTROL POLICY CAREFULLY

NO CERTIFICATES MAY BE ISSUED, NOR MAY ANY LOAN BE COVERED UNDER THIS CONTROL POLICY IF AT THE EFFECTIVE DATE OF THIS CONTROL POLICY, OR THE EFFECTIVE DATE OF THE CERTIFICATE WHICHEVER IS LATER, THE LOAN IS NINETY (90) DAYS OR MORE PAST DUE.

THE LENDER AS IDENTIFIED IN ITEM 1: NAMED INSURED AND MAILING ADDRESS ABOVE, WILL BE SHOWN ON EACH COLLATERAL PROTECTION PLAN CERTIFICATE ISSUED. A COPY OF EACH CERTIFICATE ISSUED UNDER THIS CONTROL POLICY SHALL BE FORWARDED TO THE INSURED LENDER AT THE ADDRESS STATED ABOVE. FAILURE TO FORWARD A COPY OF SUCH CERTIFICATE SHALL NOT VOID COVERAGE TO THE INSURED AND SHALL NOT RELIEVE THE COMPANY’S OBLIGATION UNDER SUCH CERTIFICATE TO THE INSURED NAMED IN ITEM 1 ABOVE.

ITEM 5:	ENDORSEMENTS

THE ENDORSEMENTS LISTED BELOW ARE ATTACHED TO AND FORM A PART OF THIS CONTROL POLICY.

No. IC-1175-CPPE-1-GA	No.
No. IC-1175-CPPE-2-GA	No.
No. IC-1175-CPPE-3-GA	No.
No.	No.
No.	No.
No.	No.
No.	No.
No.	No.

DATE ISSUED	_______________	COUNTERSIGNED
AUTHORIZED REPRESENTATIVE

COLLATERAL PROTECTION PLAN

CONTROL POLICY

issued to:

THE MONEY TREE OF GEORGIA INC.

114 S. Broad St.

Bainbridge, GA 39817

Insurance Company of the South

Administrative Office:

100 WEST BAY STREET

Jacksonville, FL 32202

(800) 888-2738

INSURANCE COMPANY OF THE SOUTH

ADMINISTRATIVE OFFICE:

100 WEST BAY STREET

JACKSONVILLE, FLORIDA 32202

(800) 888-2738

(HEREIN CALLED THE COMPANY)

COLLATERAL PROTECTION PLAN CONTROL POLICY

INSURANCE COMPANY OF THE SOUTH

ADMINISTRATIVE OFFICE:

100 WEST BAY STREET

JACKSONVILLE, FLORIDA 32202

(800) 888-2738

(HEREIN CALLED THE COMPANY)

COLLATERAL PROTECTION POLICY

CONTROL POLICY

IN CONSIDERATION OF THE PREMIUM TO BE PAID AND SUBJECT TO ALL OF THE TERMS OF THIS CONTROL POLICY, WE AGREE WITH YOU AS FOLLOWS:

SECTION I - DEFINITIONS

“YOU” AND “YOUR” MEAN THE LENDER, PERSON, OR COMPANY SHOWN AS THE NAMED INSURED IN ITEM 1 OF THE DECLARATIONS OF THIS CONTROL POLICY WHO HAS A LEGAL INTEREST IN THE COLLATERAL DESCRIBED UNDER A SECURITY AGREEMENT.

“WE”, “US” AND “OUR” MEAN THE COMPANY PROVIDING THIS INSURANCE.

“BORROWER” MEANS THE INDIVIDUAL OR COMPANY SHOWN IN ITEM 2: BORROWER OF THE CERTIFICATE.

“SECURITY AGREEMENT” MEANS ANY VALID AND ENFORCEABLE LIEN INSTRUMENT EVIDENCING AN INDEBTEDNESS TO THE INSURED LIENHOLDER BY THE BORROWER AND SHALL INCLUDE CONDITIONAL, SALES CONTRACTS, LEASE AGREEMENTS AND CHATTEL MORTGAGES.

“ELIGIBLE COLLATERAL” MEANS ONLY THE COLLATERAL SHOWN ON THE ELIGIBLE COLLATERAL ENDORSEMENT ATTACHED TO THIS CONTROL POLICY.

“COLLATERAL” MEANS ONLY ELIGIBLE COLLATERAL WHICH IS DESCRIBED IN THE INDIVIDUAL CERTIFICATE IN ITEM 5 COLLATERAL DESCRIPTION/IDENTIFICATION NUMBER.

SECTION II - COVERAGES

WE WILL PAY FOR DIRECT AND ACCIDENTAL LOSS TO THE COLLATERAL CAUSED BY:

A. THE SPECIFIED PERILS OF:

1.	FIRE OR LIGHTNING;

2.	THEFT OR LARCENY;

3.	EXPLOSION OR EARTHQUAKE;

4.	WINDSTORM OR TORNADO;

5.	HAIL, FLOOD, OR RISING WATER;

6.	BREAKAGE OF GLASS;

7.	MISSILES, FALLING AIRCRAFT OR PARTS THEREOF;

8.	MALICIOUS MISCHIEF OR VANDALISM; AND

9.	COLLAPSE OF BRIDGES OR BUILDINGS;

B. UPSET OR COLLISION WITH ANOTHER OBJECT

C. SINKING, SWAMPING, OR LOSS OF MOTOR OVERBOARD IN THE CASE OF WATERCRAFT. CPP-n75 (4/92)

SECTION III - EXCLUSIONS

WE WILL NOT PAY FOR

1.	LOSS CAUSED BY DECLARED OR UNDECLARED WAR, INSURRECTION, OR ANY OF THEIR CONSEQUENCES.

2.	LOSS CAUSED BY RIOT OR CIVIL COMMOTION.

3.	LOSS DUE AND CONFINED TO WEAR, TEAR, FREEZING, MECHANICAL OR ELECTRICAL, BREAKDOWN OR FAILURE.

4.	LOSS DUE TO CONFISCATION BY GOVERNMENT OR CIVIL AUTHORITY; LOSS CAUSED BY NUCLEAR OR ATOMIC ENERGY OR ANY FORM.

6.	LOSS CAUSED BY RADIOACTIVE CONTAMINATION.

7.	ANY LOSS WHICH OCCURS PRIOR TO THE EFFECTIVE DATE OF THIS CONTROL POLICY.

8.	LOSS TO ANY COLLATERAL ON WHICH YOU HAVE ELECTED TO WAIVE INSURANCE FOLLOW-UP; PROVIDED HOWEVER THAT COVERAGE CAN BE AFFORDED ON COLLATERAL WHICH HAS BEEN PREVIOUSLY WAIVED BY EXECUTION OF A COLLATERAL PROTECTION PLAN CERTIFICATE OF COVERAGE BUT NO COVERAGE SHALL BE AFFORDED IF SUCH CERTIFICATE IS EXECUTED ON A LOAN WHICH IS THIRTY (30) DAYS OR MORE PAST DUE AT THE TIME YOU REQUEST EXECUTION OF THE CERTIFICATE.

9.	THE ADDITIONAL COST OF REPAIRS OR REPLACEMENT OF THE FOLLOWING, UNLESS THE ADDITIONAL VALUE IS INCLUDED IN ITEM 7. AMOUNT OF INSURANCE OF THE CERTIFICATE AS REFLECTED BY YOUR FILES ON THE EFFECTIVE DATE OF THE CERTIFICATE:

(A)	CUSTOMIZED PAINT OR FINISHING;

(B)	ADDITIONAL EQUIPMENT;

(C)	STRUCTURAL OR BODY CHANGES;

10.	LOSS OF TAPES, REELS, CASSETTES, CARTRIDGES, OR OTHER SOUND REPRODUCING DEVICES DESIGNED FOR USE WITH SOUND REPRODUCING EQUIPMENT.

11.	LOSS TO THE FOLLOWING EQUIPMENT, UNLESS IT IS PERMANENTLY INSTALLED BY THE MANUFACTURER OR DEALER AS OF THE DATE OF THE SECURITY AGREEMENT:

(A)	TAPE PLAYERS;

(B)	CITIZEN’S BAND RADIOS;

(C)	TWO-WAY MOBILE RADIOS;

(D)	TELEPHONES;

(E)	SCANNING MONITOR RECEIVERS;

(F)	ANTENNAE AND OTHER ACCESSORIES;

12.	LOSS TO COLLATERAL HELD UNDER ANY FLOOR PLAN OR FIELD WAREHOUSE TYPE OF FINANCING;

13.	LOSS DUE TO CONVERSION, EMBEZZLEMENT OR SECRETION BY ANY PERSON IN LAWFUL POSSESSION OF THE COLLATERAL UNDER A LEASE AGREEMENT, CONDITIONAL SALES CONTRACT MORTGAGE OR OTHER ENCUMBRANCE.

14.	LOSS RESULTING FROM FORGERY;

15.	LOSS RESULTING DIRECTLY OR INDIRECTLY FROM ANY DISHONEST, FRADULENT OR CRIMINAL ACT BY YOU, YOUR OFFICERS OR EMPLOYEES OR ANY DEALER FROM WHOM YOU MAY ACQUIRE THE INSTRUMENT.

16.	LOSS RESULTING DIRECTLY OR INDIRECTLY FROM ANY FRADULENT ACT BY THE BORROWER.

17.	LOSS ARISING FROM A DEFECT IN TITLE WHICH EXISTED AT THE TIME THE INSTRUMENT WAS WRITTEN OR BECAME EFFECTIVE;

18.	LOSS ARISING FROM A LIEN OR ENCUMBRANCE FILED WITH THE PROPER PUBLIC OFFICE OR OFFICER WHICH ESTABLISHES AN INTEREST LAWFULLY SUPERIOR TO YOURS.

19.	LOSS TO BATTERIES, BATTERY CONTAINERS OR SECONDARY FUEL CONTAINERS WHEN THE INSURED COLLATERAL IS A BOAT OR BOAT MOTOR.

THIS CONTROL POLICY DOES NOT GRANT COVERAGE FOR THE BENEFIT OF ANY PERSON OR ORGANIZATION HOLDING, STORING OR TRANSPORTING THE COLLATERAL FOR A FEE.

SECTION IV – COMPANY LIABILITY - SETTLEMENT OPTIONS

A.	WE MAY PAY FOR COVERED LOSS IN MONEY, OR REPAIR OR REPLACE THE DAMAGED OR STOLEN COLLATERAL. WE MAY KEEP ALL OR PART OF THE COLLATERAL AT AN AGREED OR APPRAISED VALUE, BUT YOU CANNOT ABANDON THE COLLATERAL TO US WITHOUT OUR AGREEMENT.

B.	THIS IS A LIMITED PHYSICAL DAMAGE CONTROL POLICY. THE MOST WE WILL PAY FOR A COVERED LOSS IS THE SMALLEST OF THE FOLLOWING AMOUNTS AFTER DEDUCTION OF ANY COMPENSATION OF THE LOSS PAID TO YOU BY A THIRD PARTY.

1.	THE AMOUNT NECESSARY TO REPAIR OR REPLACE THE DAMAGED OR STOLEN COLLATERAL; OR

2.	THE GREATER OF:

A.	THE REMAINING BALANCE DUE YOU, AS REPRESENTED BY THE BORROWER’S UNPAID BALANCE LESS:

(1)	UNEARNED FINANCE OR INTEREST CHARGES COMPUTED IN ACCORDANCE WITH THE TERMS OF THE SECURITY AGREEMENT;

(2)	NET SALVAGE VALUE;

(3)	UNPAID CHARGES OR PENALTIES ADDED AFTER INCEPTION OF COVERAGE;

(4)	UNEARNED INSURANCE PREMIUM;

(5)	PAYMENTS MORE THAN ONE HUNDRED AND TWENTY (120) DAYS PAST DUE; OR

B.	THE ACTUAL CASH VALUE OF THE DAMAGED OR STOLEN COLLATERAL AT THE TIME OF LOSS, LESS NET SALVAGE VALUE; OR

3.	THE AMOUNT SHOWN ON THE CERTIFICATE IN ITEM 7: AMOUNT OF INSURANCE, LESS NET SALVAGE VALUE, OR

4.	THE LIABILITY LIMITS SHOWN ON THE ELIGIBLE COLLATERAL ENDORSEMENT, LESS NET SALVAGE VALUE; OR

THE LIABILITY LIMIT SHOWN ON THE DECLARATIONS, ITEM 4 MAXIMUM LIMIT OF LIABILITY

C.	SPECIAL PROVISIONS

1.	PAYMENT FOR A COVERED LOSS UNDER SECTION IV, B.2.A., SHALL APPLY ONLY IF THE AMOUNT YOU LOANED ON THE INSURED COLLATERAL DID NOT EXCEED PURCHASE PRICE ON NEW CARS OR ACTUAL CASH VALUE ON USED CARS, PLUS TAX AND LICENSE OTHERWISE PAYMENT UNDER THIS SETTLEMENT OPTION SHALL NOT EXCEED SECTION IV B.2.B. THE ACTUAL CASH VALUE LESS NET SALVAGE VALUE.

2.	EXTENSION OF MATURITY IF YOU GRANT AN EXTENSION OF MATURITY TO A BORROWER AFTER THE EFFECTIVE DATE OF THE BORROWER’S CERTIFICATE OF INSURANCE. THE AMOUNT EXTENDED WILL BE CONSIDERED AS A PAST DUE PAYMENT IN COMPUTING OUR MAXIMUM LIABILITY SETTLEMENT OPTION. IF THE PAYMENT IS OVER 120 DAYS PAST DUE. IT WILL BE DEDUCTED, EXCEPT WHERE THE BORROWER HAS MADE SUFFICIENT PAYMENTS SO THAT THE LOAN IS NO MORE THAN FOUR PAYMENTS IN ARREARS. THIS EXCEPTION APPLIES ONLY WHERE THE LOAN INSTALLMENTS ARE PAYABLE MONTHLY. IF YOU GRANT AN EXTENSION OF MATURITY BEFORE THE EFFECTIVE DATE OR THE BORROWER’S CERTIFICATE OF INSURANCE, THAT WRITTEN EXTENSION AGREEMENT BECOMES THE INSTRUMENT UPON WHICH MAXIMUM LIABILITY SETTLEMENT OPTION WILL BE COMPUTED.

3.	IF THERE IS DAMAGE TO THE COLLATERAL CAUSED BY MORE THAN ONE OCCURRENCE, EACH LOSS SHALL BE ADJUSTED SEPARATELY.

D.	TWO OR MORE PIECES OF COLLATERAL

1.	IF TWO OR MORE PIECES OF COLLATERAL ARE COVERED UNDER THE SAME CERTIFICATE, WE WILL NOT PAY MORE THAN THE FOLLOWING PROPORTIONATE PART OF THE TOTAL UNPAID BALANCE THAT PROPORTION WHICH THE ORIGINAL ACTUAL CASH VALUE OF THE DAMAGED COVERED COLLATERAL, AS OF THE DATE OF THE SECURITY AGREEMENT, BEARS TO THE TOTAL ACTUAL CASH VALUE OF ALL DESCRIBED COVERED COLLATERAL, AS OF THE DATE OF THE SECURITY AGREEMENT.

2.	IF OTHER COLLATERAL, NOT COVERED UNDER THE CERTIFICATE, SECURES THE LOAN, WE WILL NOT PAY MORE THAN THE FOLLOWING PROPORTIONATE PART OF THE TOTAL UNPAID BALANCE:

(A/B) X C = LIMIT OF LIABILITY

WHERE:

A	=	APRAISED VALUE OF THE COVERED COLLATERAL AS SHOWN IN ITEM 7 OF THE CERTIFICATE.

B	=	LOAN BALANCE ON DATE OF APPRAISAL.

C	=	LOAN BALANCE ON DATE OF LOSS.

SECTION V - CONDITIONS

A.	CERTIFICATE OF COVERAGE PERIOD, TERRITORY, PURPOSE OF USE

1.	WE COVER LOSSES WHICH OCCUR DURING THE CERTIFICATE TERM WHILE THE COLLATERAL IS:

A.	IN THE UNITED STATES OF AMERICA, ITS TERRITORIES OR POSSESSIONS, OR CANADA; OR

B.	BEING TRANSPORTED BETWEEN ANY OF THESE POINTS.

2.	THIS CONTROL POLICY IS EXTENDED TO PROVIDE LIMITED WORLDWIDE COVERAGE, IT IS UNDERSTOOD AND AGREED THAT IN THE EVENT OF LOSS, YOU MUST TRANSPORT THE COLLATERAL TO A POINT IN THE UNITED STATES WHERE ADJUSTMENT CAN BE MADE. COST OF SUCH TRANSPORTING, TOWING, SALVAGE AND STORAGE OF THE COLLATERAL OUTSIDE THE UNITED STATES SHALL NOT BE PART OF A CLAIM MADE AGAINST US.

B.	CONDITION PRECEDENT TO LIABILITY

1.	FOR LIABILITY UNDER THIS CONTROL POLICY SHALL NOT ATTACH UNLESS AND UNTIL THE FOLLOWING CONDITIONS EXIST OR HAVE BEEN PERFORMED BY YOU:

YOU MUST

(A)	PROTECT THE COVERED COLLATERAL FROM FURTHER LOSS;

(B)	PROMPTLY NOTIFY US OF THE LOSS;

(C)	PROMPTLY NOTIFY THE POLICE IN THE EVENT OF THEFT OR VANDALISM;

(D)	SUBMIT A PROOF OF LOSS WHEN REQUIRED BY US;

(E)	PERMIT US TO INSPECT AND APPRAISE THE DAMAGED COLLATERAL BEFORE ITS REPAIR OR DISPOSAL AND

(F)	COOPERATE WITH US IN THE INVESTIGATION, SETTLEMENT OR DEFENSE OF ANY CLAIM OR SUIT.

2.	THE BORROWER HAS DEFAULTED IN PAYMENT AND/OR ABANDONED THE COLLATERAL.

3.	YOU HAVE REPOSSESSED THE COLLATERAL OR THE BORROWER HAS SURRENDERED THE COLLATERAL AND TITLE TO YOU, EXCEPT IN THE EVENT THAT COLLATERAL IS STOLEN FROM THE BORROWER AND UNRECOVERED AS EVIDENCED BY A POLICE REPORT; AND

4.	YOUR INTEREST IS IMPAIRED BECAUSE OF A COVERED LOSS.

C.	DATE OF LOSS - DATE OF LOSS SHALL BE:

THE DATE YOU REPOSSESS THE INSURED COLLATERAL; OR

THE DATE THE ACCIDENT OR LOSS OCCURRED IF THE CLAIM IS BEING SUBMITTED BY THE BORROWER. IF THE DATE OF THE ACCIDENT OR LOSS CANNOT BE VERIFIED, THE DATE WE ARE NOTIFIED WILL BE THE DATE OF LOSS.

D.	THEFT

IF A THEFT OCCURS, A POLICE REPORT MUST BE FILED.

UPON SETTLEMENT OF A TOTAL THEFT CLAIM, YOU WILL ASSIGN TO US:

1.	THE SECURITY AGREEMENT;

2.	THE DEED;

3.	THE TITLE; AND

4.	YOUR INTEREST.

E.	OTHER INSURANCE

A CERTIFICATE OF COVERAGE IS ISSUED BECAUSE YOU HAVE NOT RECEIVED THE REQUIRED EVIDENCE OF ACCEPTABLE OTHER SPECIFIC INSURANCE ON THE BORROWER’S COLLATERAL. UPON RECEIPT OF SUCH EVIDENCE BY YOU, YOU SHALL IMMEDIATELY NOTIFY US AND REQUEST THAT COVERAGE BE TERMINATED. IF ANY EVENT, COVERAGE UNDER THE CERTIFICATE IS TERMINATED AS OF THE EFFECTIVE DATE OF OTHER ACCEPTABLE COVERAGE AND UNEARNED PREMIUM SHALL BE COMPUTED IN ACCORDANCE WITH SECTION VII PREMIUM REFUNDS.

F.	OUR RIGHT TO RECOVER PAYMENT

IF WE MAKE ANY PAYMENT AND YOU HAVE THE RIGHT TO RECOVER DAMAGES FROM ANOTHER, WE SHALL BE SUBROGATED TO THAT RIGHT . YOU SHALL DO WHATEVER IS NECESSARY TO ENABLE US TO SECURE THIS RIGHT. WE MUST DO NOTHING TO HARM THIS RIGHT. WE WAIVE OUR RIGHT TO RECOVER FROM ANY BORROWER TO WHICH THIS CONTROL POLICY APPLIES, EXCEPT IN THE EVENT OF WILLFUL OR DELIBERATE DAMAGE BY THE BORROWER OR WHERE THE BORROWER HAS A SOURCE OF COMPENSATION FOR THE LOSS FROM A THIRD PARTY.

G.	PAYMENT FOR LOSS – ACTION AGAINST US

YOU MAY NOT REQUIRE PAYMENT FOR LOSS OR BRING SUIT AGAINST US UNTIL:

1.	ALL THE TERMS AND CONDITIONS OF THIS CONTROL POLICY HAVE BEEN MET; AND

2.	SIXTY (60) DAYS HAVE PASSED SINCE PROOF OF LOSS WAS FILED AND THE AMOUNT OF LOSS DETERMINED.

H.	LIMITATIONS OF TRANSFER OR RENEWABILITY

1.	COVERAGE PROVIDED UNDER A CERTIFICATE IS NOT TRANSFERABLE TO ANY OTHER COLLATERAL UNLESS APPROVED IN WRITING BY US.

2.	A CERTIFICATE OF COVERAGE IS NOT RENEWABLE:

A.	BEYOND THE TERM OF THE SECURITY AGREEMENT TO WHICH THIS COVERAGE IS ATTACHED.

OR

B.	BEYOND THE TIME YOU CEASE TO HAVE AN INSURABLE INTEREST IN THE COLLATERAL.

REFER TO SECTION VI – CANCELLATION AND SECTION V – CONDITIONS – E. OTHER INSURANCE

I.	CERTIFICATES OF COVERAGE

WE WILL FURNISH YOU WITH THE CERTIFICATES OF COVERAGE. EACH CERTIFICATE SHALL SET FORTH TO YOU AND THE BORROWER THE NATURE OF THE COVERAGE PROVIDED AND THE PREMIUM CHARGED.

J.	PREMIUM

THE PREMIUM CHARGE ON EACH CERTIFICATE SHALL BE DETERMINED FROM THE RATE TABLES AND/OR RATING SCHEDULES IN USE ON THE DATE THE CERTIFICATE IS ISSUED. THE PREMIUM CHARGE IS SUBJECT TO A BASIC CHARGE, AS SHOWN IN THE RATE TABLES AND/OR RATING SCHEDULES, WHICH SHALL BE RETAINED IN FULL BY THE COMPANY.

K.	EXAMINATION OF RECORDS

WE OR OUR AGENT AND EMPLOYEES SHALL HAVE ACCESS TO YOUR BOOKS AND RECORDS AT ALL REASONABLE TIMES. ANY EVASION BY YOU IN CONNECTION WITH REPORTS, PAYMENTS OR PREMIUM OR ANY MATTER RELATING TO THIS INSURANCE SHALL VOID THIS CONTROL POLICY AND THE CERTIFICATES OF COVERAGE ISSUED HEREUNDER.

L.	APPRAISAL

IF YOU AND WE FAIL TO AGREE ON THE AMOUNT OF LOSS, EITHER CAN DEMAND THAT THE AMOUNT OF LOSS BE SET BY APPRAISAL. IF EITHER MAKES A WRITTEN DEMAND FOR APPRAISAL, EACH WILL SELECT A COMPETENT INDEPENDENT APPRAISER AND NOTIFY THE OTHER OF THE APPRAISER’S IDENTITY WITHIN TWENTY (20) DAYS OF RECEIPT OF THE WRITTEN DEMAND. THE TWO APPRAISERS WILL THEN SELECT A COMPETENT, IMPARTIAL UMPIRE. IF THE TWO APPRAISERS ARE UNABLE TO AGREE UPON AN UMPIRE WITHIN FIFTEEN (15) DAYS, YOU OR WE CAN ASK, A JUDGE OF A COURT OF RECORD IN THE STATE OF THE NAMED INSURED TO SELECT AN UMPIRE. THE APPRAISER WILL THEN SET THE AMOUNT OF LOSS. IF THE APPRAISERS SUBMIT A WRITTEN REPORT OF AGREEMENT TO US, THE AMOUNT AGREED UPON WILL BE THE AMOUNT OF THE LOSS IF THE APPRAISERS FAIL TO AGREE WITHIN A REASONABLE TIME THEY WILL SUBMIT THEIR DIFFERENCES TO THE UMPIRE. A WRITTEN AGREEMENT SIGNED BY ANY TWO OF THESE THREE WILL SET THE AMOUNT OF THE LOSS. EACH APPRAISER WILL BE PAID BY THE PARTY SELECTING THAT APPRAISER. OTHER EXPENSES OF THE APPRAISAL AND THE COMPENSATION OF THE UMPIRE WILL BE PAID BY YOU AND US.

SECTION VI - CANCELLATION

A.	THIS CONTROL POLICY MAY BE CANCELLED DURING THE CONTROL POLICY PERIOD AS FOLLOWS:

1.	YOU MAY CANCEL THE CONTROL POLICY BY GIVING US ADVANCE WRITTEN NOTICE AT LEAST THIRTY (30) DAYS PRIOR TO THE DATE CANCELLATION IS TO TAKE EFFECT; OR

2.	WE MAY CANCEL THIS CONTROL POLICY BY MAILING TO YOU AT THE LAST MAILING ADDRESS KNOWN TO THE COMPANY AT LEAST THIRTY (30) DAYS NOTICE.

CANCELLATION OF THIS CONTROL, POLICY BY EITHER YOU OR US WILL NOT AFFECT THE CERTIFICATES OF COVERAGE ISSUED UNDER THIS CONTROL POLICY. THE CERTIFICATES SHALL REMAIN IN FORCE UNTIL EXPIRATION UNLESS SOONER CANCELLED.

B.	THE CERTIFICATES OF COVERAGE MAY BE CANCELLED AS FOLLOWS:

1.	YOU MAY CANCEL THE CERTIFICATES BY GIVING US AND THE BORROWER ADVANCE WRITTEN NOTICE STATING WHEN CANCELLATION IS TO TAKE EFFECT.

2.	WE MAY CANCEL BY MAILING TO YOU AT THE ADDRESS SHOWN IN THE DECLARATIONS AND TO THE BORROWER:

(A)	AT LEAST TEN (10) DAYS NOTICE IF CANCELLATION IS FOR NONPAYMENT OF PREMIUM; OR

(B)	AT LEAST THIRTY (30) DAYS NOTICE IN ALL OTHER CASES.

3.	THE BORROWER MAY CANCEL BY FIRST OBTAINING YOUR WRITTEN CONSENT AND GIVING US ADVANCE WRITTEN NOTICE STATING WHEN THEREAFTER CANCELLATION SHALL TAKE EFFECT.

SPECIAL CONDITION: ANY CERTIFICATE ISSUED UNDER THIS CONTROL POLICY SHALL IMMEDIATELY

TERMINATE, UPON:

1.	PAYMENT IN FULL OF THE OBLIGATION ASSUMED UNDER THE SECURITY AGREEMENT;

2.	SALE, TRADE, TRANSFER, ABANDONMENT OR REPOSSESSION OF THE COLLATERAL;

3.	ASSIGNMENT OR TRANSFER OF THE SECURITY AGREEMENT, REFERRED TO IN ITEM 4; ACCOUNT NUMBER OF THE CERTIFICATE, TO ONE OTHER THAN YOU.

SECTION VII - PREMIUM REFUNDS

A.	WHEN YOU REQUEST A CERTIFICATE OF COVERAGE CANCELLATION, THE RETURN PREMIUM WILL BE BASED ON THE “SUM-OF-THE-DIGITS” FORMULA AFTER FIRST DEDUCTING THE APPLICABLE CERTIFICATE FEE AS FULLY EARNED, EXCEPT:

IN THE EVENT YOU CANCEL THE CERTIFICATE WITHIN THE FIRST THIRTY (30) DAYS OF COVERAGE, NO LOSS HAVING OCURRED, THE RETURN PREMIUM WILL BE 100% OF THE PREMIUM CHARGE AND A CERTIFICATE FEE WILL NOT APPLY. WE WILL ALLOW AN ADDITIONAL FIVE (5) DAYS FOR MAILING;

B.	WHEN WE CANCEL A CERTIFICATE THE RETURN PREMIUM WILL BE ON A PRO RATA BASIS AFTER FIRST DEDUCTING THE APPLICABLE CERTIFICATE FEE AS FULLY EARNED.

SPECIAL CONDITION: ALL CERTIFICATE CANCELLATION REFUNDS ARE SUBJECT TO A MINIMUM OF $1.00.

IN THE EVENT OF WRITTEN VERIFICATION THAT PROPER PRIMARY INSURANCE HAS BEEN IN FORCE ON A LOAN, WHICH RESULTED IN NO EXPOSURE TO THE COMPANY, ALL PREMIUMS PAID ON THE LOAN TO THE COMPANY WILL BE REFUNDED TO THE INSURED AFTER FIRST DEDUCTING THE APPLICABLE CERTIFICATE FEE AS FULLY EARNED, REQUESTS FOR CANCELLATION MUST BE MADE WITHIN 90 DAYS AFTER THE MATURITY DATE OF THE LOAN.

TERMS OF CONTROL POLICY CONFORMED TO STATUTE

TERMS OF THIS CONTROL POLICY WHICH ARE IN CONFLICT WITH THE STATUTES OF THE STATE WHEREIN THIS CONTROL POLICY IS ISSUED ARE HEREBY AMENDED TO CONFORM TO SUCH STATUTES.

CHANGES

THIS CONTROL POLICY CONTAINS ALL THE AGREEMENTS BETWEEN YOU AND US. ITS TERMS MAY NOT BE CHANGED OR WAIVED EXCEPT BY WRITTEN ENDORSEMENT ISSUED BY US.

In Witness Whereof, THE COMPANY DESIGNATED ON THE DECLARATIONS PAGE HAS CAUSED THIS CONTROL POLICY TO BE SIGNED BY ITS PRESIDENT AND SECRETARY.

/s/ Illegible	/s/ Illegible
President	Secretary

This Control Policy is not valid unless countersigned by our authorized representative.

INSURANCE COMPANY OF THE SOUTH

ADMINISTRATIVE OFFICE:

100 WEST BAY STREET

JACKSONVILLE, FLORIDA 32202

(800) 888-2738

(HEREIN CALLED THE COMPANY)

COLLATERAL PROTECTION PLAN ENDORSEMENT

This endorsement changes the Control Policy - Please read it carefully

ELIGIBLE COLLATERAL ENDORSEMENT

WE AGREE THAT COVERAGE UNDER THIS CONTROL POLICY INCLUDES ONLY THE ELIGIBLE COLLATERAL TYPES AS LISTED BELOW AND THAT THE MAXIMUM LIABILITY WILL NOT EXCEED THE AMOUNT SHOWN FOR EACH COLLATERAL TYPE

ELIGIBLE COLLATERAL TYPE	LIMIT OF LIABILITY
1. PRIVATE PASSENGER AUTOMOBILES	________________
2. PICKUP TRUCKS AND VANS (TO 1-1/2 TONS)	________________
3. RECREATIONAL VEHICLES INCLUDING MOTOR HOMES	________________
4. CAMPERS AND TRAILERS	________________
5. MOTORCYCLES	________________
6. PLEASURE BOATS UP TO 26 FEET IN LENGTH	________________
7. UTILITY, BOAT AND HORSE TRAILERS	________________
8. MOBILE HOMES	________________
9. FARM AND GARDEN EQUIPMENT NOT LICENSED FOR HIGHWAY USE	________________
10. ________________________
11. ________________________
12. ________________________
13. ________________________

ALL PROVISIONS OF THE CONTROL POLICY APPLY.

COMPLETE ONLY WHEN THIS ENDORSEMENT IS NOT ISSUED WITH THE CONTROL POLICY

CONTROL POLICY NO. NAMED INSURED: EFFECTIVE DATE:

Countersigned at

This day of , 20

Authorized Representative

INSURANCE COMPANY OF THE SOUTH

ADMINISTRATIVE OFFICE:

100 WEST BAY STREET

JACKSONVILLE, FLORIDA 32202

(800) 888-2738

(HEREIN CALLED THE COMPANY)

COLLATERAL PROTECTION PLAN ENDORSEMENT

This endorsement changes the Control Policy – Please read it carefully

COMPREHENSIVE COVERAGE

FOR AN ADDITIONAL PREMIUM, SECTION II - COVERAGES IS DELETED AND REPLACED BY THE FOLLOWING:

SECTION II - COVERAGES

COMPREHENSIVE COVERAGE – THE CONTROL POLICY INSURES AGAINST COMPREHENSIVE RISKS OF DIRECT AND ACCIDENTAL LOSS TO THE COLLATERAL, EXCEPT AS SPECIFICALLY EXCLUDED IN THE CONTROL POLICY.

IT IS FURTHER AGREED THAT THIS ENDORSEMENT SHALL NOT CHANGE THE DEDUCTIBLE PROVISIONS IN THE CONTROL POLICY OR ANY ENDORSEMENT ATTACHED TO IT

ALL OTHER PROVISIONS OF THE CONTROL POLICY APPLY.

COMPLETE ONLY WHEN THIS ENDORSEMENT IS NOT ISSUED WITH THE CONTROL POLICY

CONTROL POLICY NO. NAMED INSURED: EFFECTIVE DATE:

Countersigned at

This day of , 20

Authorized Representative

INSURANCE COMPANY OF THE SOUTH

ADMINISTRATIVE OFFICE:

100 WEST BAY STREET

JACKSONVILLE, FLORIDA 32202

(800) 888-2738

(HEREIN CALLED THE COMPANY)

COLLATERAL PROTECTION PLAN ENDORSEMENT

This endorsement changes the Control Policy – Please read it carefully

WAIVER OF REPOSSESSION REQUIREMENT

FOR AN ADDITIONAL PREMIUM. YOU MAY ELECT TO WAIVE REPOSSESSION AS A CONDITION PRECEDENT TO LIABILITY, WHEN LOSS IS THE RESULT OF A PERIL COVERED UNDER SECTION II - COVERAGES A, B AND C.

DEDUCTIBLE

THE DEDUCTIBLE APPLICABLE TO COVERAGE UNDER THIS ENDORSEMENT IS                                  $250.00                          $500.00

ADDITIONAL EXCLUSIONS

THIS COVERAGE DOES NOT APPLY:

1)	TO STORAGE CHARGES;

2)	TO MECHANIC’S LIEN CHARGES; OR

3)	TO TOWING CHARGES.

SECTION V - CONDITIONS

THE FOLLOWING WORDING IS DELETED FROM PARAGRAPH 3 OF SUBSECTION B, CONDITIONS PRECEDENT TO LIABILITY:

3.	YOU HAVE REPOSSESSED THE COLLATERAL OR THE BORROWER HAS SURRENDERED THE COLLATERAL AND TITLE TO YOU.

ALL OTHER PROVISIONS OF THE CONTROL POLICY APPLY.

COMPLETE ONLY WHEN THIS ENDORSEMENT IS NOT ISSUED WITH THE CONTROL POLICY

CONTROL POLICY NO. NAMED INSURED: EFFECTIVE DATE:

Countersigned at

This day of , 20

Authorized Representative

INSURANCE COMPANY OF THE SOUTH

__________________________________ PLAN

BASE RATE CHART

PREMIUM CHART

													LIMIT OF LIABILITY $25,000 PER ITEM

		TERRITORIES ALL											COVERAGES (BASIC)*			FIRE THEFT, COLLISION

FACTOR VALUE	1,650	PREM BASE	1-3	4-6	7-9	10-12	13-15	16-18	19-21	22-24	25-27	28-30	31-33	34-36	37-39	40-42	43-45	46-48	ANNUAL
0-500		500	45	65	85	100	124	144	158	188	209	231	252	273	294	316	337	358	124
501-750		750	66	95	124	146	183	211	232	276	308	339	370	401	433	464	495	526	183
751-1000		1000	86	124	162	191	239	276	304	361	402	442	483	524	564	605	646	687	239
1001-1250		1250	105	152	198	233	292	337	372	441	491	541	591	640	690	740	790	840	292
1251-1500		1500	123	178	233	274	342	396	437	518	576	634	693	751	810	868	927	985	342
1501-1750		1750	140	203	265	312	390	451	500	590	657	723	790	857	923	990	1057	1123	390
1751-2000		2000	157	226	296	348	436	504	559	659	733	808	882	956	1031	1105	1179	1254	436
2001-2250		2250	172	249	325	383	479	553	615	724	805	887	969	1050	1132	1214	1295	1377	478
2251-2500		2500	187	270	353	415	519	600	669	784	873	961	1050	1138	1227	1316	1404	1493	518
2501-2750		2750	200	289	378	445	556	643	719	841	936	1031	1126	1221	1316	1411	1506	1601	556
2751-3000		3000	213	307	402	473	591	684	767	894	995	1096	1197	1298	1399	1500	1601	1701	591
3001-3250		3250	224	324	424	499	624	721	811	943	1050	1156	1263	1369	1475	1582	1688	1795	623
3251-3500		3500	235	340	444	523	654	756	852	988	1100	1211	1323	1435	1546	1658	1769	1881	653
3501-3750		3750	245	354	463	544	681	787	891	1030	1146	1262	1378	1494	1610	1727	1843	1959	680
3751-4000		4000	254	367	479	564	706	815	926	1067	1187	1307	1428	1548	1668	1790	1910	2030	705
4001-4250		4250	262	378	494	582	728	841	959	1100	1224	1348	1473	1597	1721	1846	1969	2093	727
4251-4500		4500	269	388	507	597	747	863	988	1130	1257	1384	1512	1639	1766	1895	2022	2149	746
4501-4750		4750	275	397	519	610	764	883	1015	1155	1285	1415	1547	1676	1806	1938	2068	2197	763
4751-5000		5000	280	405	529	622	779	899	1038	1176	1309	1442	1576	1708	1841	1973	2106	2239	778
5001 PLUS		5001	5.60%	8.09%	******	12.4%	15.7%	18.0%	20.8%	23.5%	26.2%	28.8%	31.5%	34.2%	36.8%	39.5%	41.7%	44.8%	15.6%

STANDARD RATES: ALL CLASSES, EXCEPT:

1.	SUBTRACT 60% FOR MOBILE HOMES